Exhibit 99.3
WNS (HOLDINGS) LIMITED
PROXY STATEMENT
ANNUAL GENERAL MEETING
To be Held on September 13, 2011
This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the “Board” or the “Board of Directors”) of WNS (Holdings) Limited, a company incorporated in Jersey, Channel Islands (the “Company” or “WNS”), of proxies for voting at the Company’s Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held on September 13, 2011 at 11.30 am (Jersey time), at the registered office of the Company located at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands, or any adjournments thereof, for the purposes summarized in the accompanying Notice of Annual General Meeting and described in more detail in this Proxy Statement.
Shareholders Entitled to Notice of and to Vote at the Annual General Meeting
The Board has fixed the close of business on August 8, 2011 as the date for determining those holders of ordinary shares (collectively, the “Shareholders”) who will be entitled to notice of and to vote at the Annual General Meeting. Copies of the Notice of Annual General Meeting, this Proxy Statement, the accompanying Form of Proxy appointing a proxy or proxies, and the notice of availability of the Company’s annual report on Form 20-F for the financial year ended March 31, 2011 (the “Annual Report”) were first mailed to Shareholders on or about August 12, 2011. Shareholders are advised to read this Proxy Statement carefully prior to returning their Form of Proxy.
A Shareholder is a person whose name appears on our Register of Members as a holder of our ordinary shares.
At the close of business on July 31, 2011 there were 44,512,811 ordinary shares issued and outstanding.
Quorum
No business may be transacted at any general meeting unless a quorum of Shareholders entitled to vote at the meeting is present. Pursuant to the Articles of Association of the Company, the quorum for the holding of general meetings is not less than two Shareholders present in person or by proxy holding ordinary shares conferring not less than one-third of the total voting rights. If a quorum is not present, the Annual General Meeting will be adjourned to 11.30 am (Jersey time) on September 20, 2011 at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands.
Proxies
To be valid, the instrument appointing a proxy or proxies, and any power of attorney or other authority (e.g. board minutes) under which it is signed (or a notarized copy of any such power or authority), must be deposited at the office of Computershare Investor Services, Proxy Team at The Pavilions, Bridgwater Road, Bristol, BS99 6ZY not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote. A proxy need not be a Shareholder. Shareholders may appoint any member of the Board or any other person as their proxy. The appointment of a proxy will not prevent a Shareholder from subsequently attending and voting at the meeting in person.

A Shareholder may appoint more than one person to act as his proxy and each such person shall act as proxy for the Shareholder for the number of ordinary shares specified in the instrument appointing the person as proxy. If a Shareholder appoints more than one person to act as his proxy, each instrument appointing a proxy shall specify the number of ordinary shares held by the Shareholder for which the relevant person is appointed his proxy. Each duly appointed proxy has the same rights as the Shareholder by whom he was appointed to speak at a meeting and vote at a meeting in respect of the number of ordinary shares held by the Shareholder for which he was appointed as proxy.
A proxy may be revoked by: (i) giving the Company notice in writing deposited at the office of Computershare Investor Services, Proxy Team at The Pavilions, Bridgwater Road, Bristol, BS99 6ZY before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote; (ii) depositing a new Form of Proxy with the Company Secretary before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote (although it should be noted that the new form of proxy will only be a valid proxy, as opposed to being capable of revoking an earlier Form of Proxy, if deposited not less than 48 hours before the time appointed for the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote); or (iii) attending in person and voting on a poll. No instrument appointing a proxy shall be revoked by the appointing Shareholder attending and participating in a meeting, unless the appointing Shareholder votes on a poll at the meeting in respect of the ordinary shares for which the relevant proxy is appointed his proxy.
Voting
On a show of hands, every Shareholder present in person or by proxy shall have one vote and on a poll, every Shareholder present in person or by proxy shall have one vote for each ordinary share held or represented. On a poll, a Shareholder entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. A resolution put to the vote of Shareholders at the Annual General Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Annual General Meeting or a Shareholder present in person or by proxy and entitled to vote at the Annual General Meeting. In the case of joint holders only one of them may vote and in the absence of election as to who is to vote, the vote of the holder whose name appears first in order in the Register of Members, whether in person or by proxy will be accepted to the exclusion of the votes of the other joint holders.
Ordinary shares represented by a duly executed instrument appointing a proxy or proxies that is deposited with the Company at the office of Computershare Investor Services, Proxy Team at The Pavilions, Bridgwater Road, Bristol, BS99 6ZY (at least 48 hours before the time appointed for the Annual General Meeting) will be voted at the Annual General Meeting in accordance with Shareholders’ instructions contained in the instrument.
Resolutions 1 to 7 are proposed as ordinary resolutions. On a show of hands, each of the ordinary resolutions to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a simple majority of Shareholders present in person or by proxy and voting at the Annual General Meeting. If a poll is demanded in the manner described above, each of the ordinary resolution(s) to be proposed at the Annual General Meeting for which voting by poll is demanded will be duly passed by the affirmative vote of a simple majority of votes cast at the Annual General Meeting for each ordinary share held or represented, with each Shareholder present in person or by proxy having one vote for each ordinary share held or represented. In the event of an equality of votes, whether upon a show of hands or on a poll, the Chairman of the Annual General Meeting shall not be entitled to a second or casting vote.

General Information
The entire cost of the solicitation of proxies for the Annual General Meeting will be borne by WNS.
In this Proxy Statement, references to “$” or “US$” mean United States dollars, the legal currency of the United States.
SUMMARY OF PROPOSALS
Shareholders will be requested to vote on the following proposals at the Annual General Meeting:
1.	Adoption of the annual audited accounts of the Company for the financial year ended March 31, 2011, together with the auditors’ report;

2.	Re-appointment of Grant Thornton India as the auditors of the Company;

3.	Approval of auditors’ remuneration for the financial year ending March 31, 2012;

4.	Re-election of the Class II Director, Mr. Keshav R. Murugesh;

5.	Re-election of the Class II Director, Mr. Albert Aboody;

6.
Approval of Directors’ remuneration for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2012 and

7.
Subject to the consent of the Jersey Financial Services Commission being given, increase in the ordinary shares/American Depositary Shares (“ADSs”) available for grant under the Company’s Amended and Restated 2006 Incentive Award Plan by 2.2 million ordinary shares/ADSs and adoption of the Company’s Second Amended and Restated 2006 Incentive Award Plan substantially in the form set out in Appendix A to the accompanying Proxy Statement to reflect such increase.

PROPOSAL NO. 1
THAT the audited accounts of the Company for the financial year ended March 31, 2011, including the report of the auditors, be and hereby are adopted.
A company’s auditors are required by the Companies (Jersey) Law 1991 (the “Jersey Companies Act”) to make a report to the company’s shareholders on the accounts examined by them. The auditors’ report must state whether in their opinion the accounts have been properly prepared in accordance with the law and in particular whether either a true and fair view is given or the accounts are presented fairly in all materials respects.
The Company’s financial statements included in the Annual Report have been prepared in conformity with United States generally accepted accounting principles and are accompanied by the auditors’ report from Grant Thornton. Shareholders are requested to adopt the audited accounts of the Company for the year ended March 31, 2011, together with the auditors’ report.
The Board recommends a vote “FOR” the adoption of the audited accounts of WNS for the financial year ended March 31, 2011, together with the auditors’ report.

PROPOSAL NO. 2
THAT Grant Thornton India be and hereby is re-appointed as the Company’s independent auditors until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2012.
A public company incorporated under the laws of Jersey, Channel Islands, is required by the Jersey Companies Act at each annual general meeting to obtain shareholders’ approval to appoint an auditor to hold office from the conclusion of that meeting to the conclusion of the next annual general meeting.
Shareholders are requested to approve the re-appointment of Grant Thornton as the Company’s auditors in respect of the financial year ending March 31, 2012 and until the annual general meeting of the Company to be held in 2012.
The Board, upon the recommendation of the Audit Committee of the Board, recommends a vote “FOR” a re-appointment of Grant Thornton India as the Company’s auditors until the next annual general meeting of the Company to be held in respect of financial year ending March 31, 2012.
PROPOSAL NO. 3
THAT a maximum sum of US$750,000 be and hereby is approved as being available for the payment of the remuneration of Grant Thornton India as the Company’s independent auditors for their audit services to be rendered in respect of the financial year ending March 31, 2012 and that the Board of Directors or a committee thereof is authorized to determine the remuneration payable from time to time to the auditors during this period subject to the maximum sum stipulated.
Under the Articles of Association of the Company, the shareholders in a general meeting fix the remuneration of the auditors. The level of fees to be charged by the auditors for audit services to be rendered in respect of the financial year ending March 31, 2012 is not known. Consequently, the approval of the Shareholders in a general meeting is sought for a maximum sum of US$750,000 to be available for payment of remuneration of the auditors for audit services to be rendered during the financial year ending March 31, 2012. The precise amount to be paid to the auditors for audit services, subject to a maximum fee of US$750,000, will be determined by the Board or a committee thereof.
The Board upon the recommendation of the audit committee recommends a vote ‘FOR’ the fixing of the auditors’ remuneration for the audit services to be rendered in respect of the financial year ending March 31, 2012.
PROPOSAL NO. 4
THAT Mr. Keshav R. Murugesh be and hereby is re-elected to hold office as a Class II Director from the date of the Annual General Meeting.
Mr. Keshav R. Murugesh is currently a Class II Director of the Company. The period of office of a Class II Director expires at this Annual General Meeting. Accordingly, it is proposed that Mr. Keshav R. Murugesh be re-elected as a Class II Director.
The biography of Mr. Keshav R. Murugesh and a complete listing of all our Directors are provided in this Proxy Statement.
The Board recommends a vote “FOR” the re-election of Mr. Keshav R. Murugesh to the Board of Directors.

PROPOSAL NO. 5
THAT Mr. Albert Aboody be and hereby is re-elected to hold office as a Class II Director from the date of the Annual General Meeting
Mr. Albert Aboody is currently a Class II Director of the Company. The period of office of a Class II Director expires at this Annual General Meeting. Accordingly, it is proposed that Mr. Albert Aboody be re-elected as a Class II Director.
The biography of Mr. Albert Aboody and a complete listing of all our Directors are provided in this Proxy Statement.
The Board recommends a vote “FOR” the re-election of Mr. Albert Aboody to the Board of Directors.
PROPOSAL NO. 6
THAT:
(a)
an aggregate sum of US$3 million be and hereby is approved as being available for the payment of remuneration and other benefits (excluding the making of awards of options and restricted share units referred to in (b) below) to the Directors of the Company, to be applied as the Directors may decide in their discretion, for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2012; and

(b)
as a further part of the Directors’ remuneration, the making of awards of options and restricted share units (“Awards”) under the Amended and Restated 2006 Incentive Award Plan (as so amended and restated) (the “Plan”) to Directors by the compensation committee of the Board of Directors in its discretion for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2012 be and hereby is approved, provided that the maximum aggregate number of ordinary shares in the capital of the Company that may be issued or transferred pursuant to any Awards made or to be made to the Directors pursuant to the Plan is limited to 6.2 million.

In accordance with Article 102 of the Articles of Association of the Company, the Company is requesting shareholders’ approval for an aggregate sum of US$3 million to be available for the payment of remuneration and other benefits (excluding the making of Awards pursuant to the Plan). Further, as part of the Directors’ remuneration, the Company is also requesting for Awards to be granted by the compensation committee of the Board in its discretion (subject to a limit of 6.2 million) in accordance with the Plan to the Directors of the Company for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2012. The aggregate sum of remuneration and other benefits (excluding the making of Awards pursuant to the Plan which were made in accordance thereof) paid to the Directors for their services rendered during the financial year ended March 31, 2011 was US$1.55 million. Our Directors were granted 131,981 restricted share units during the financial year ended March 31, 2011.
The Board recommends a vote “FOR” the approval of (a) a maximum sum of US$3 million as being available for the payment of Directors’ remuneration and other benefits (excluding the making of Awards ) and (b) the making of Awards under the Plan to Directors by the compensation committee of the Board in its discretion (subject to a limit of 6.2 million) for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2012.

PROPOSAL NO. 7
THAT, subject to the consent of the Jersey Financial Services Commission being given, the increase in the ordinary shares/ADSs available for grant under the Plan by 2.2 million ordinary shares/ADSs and the Company’s Second Amended and Restated 2006 Incentive Award Plan, substantially in the form set out in Appendix A to the accompanying Proxy Statement, to reflect such increase be approved and adopted.
The Company’s shareholders have previously authorized the issuance under the Plan of up to a total of 4,000,000 ordinary shares/ADSs, subject to specified adjustments under the Plan.
The board of directors believes that in order to successfully attract and retain the best possible talent, the Company must continue to offer a competitive equity incentive program. As of July 31, 2011, approximately 231,600 ordinary shares/ADSs remained available for future grant of awards under the Plan. The board of directors believes the number of ordinary shares/ADSs that remain available for future grant under the Plan is insufficient to meet the Company’s anticipated needs. Therefore the board of directors approved, subject to shareholders’ approval and the consent of the Jersey Financial Services Commission, the Second Amended and Restated 2006 Incentive Award Plan that includes an amendment to increase the number of ordinary shares/ADSs available for grant under the Plan (as so amended and restated) by 2,200,000 ordinary shares/ADSs to a total of 6,200,000 ordinary shares/ADSs, subject to specified adjustments under the Plan.
The increased number of ordinary shares/ADSs available for grant under the Plan is expected to meet the Company’s anticipated needs over the next 12 to 24 months from August 1, 2011. The increased number of ordinary shares/ADSs available for grant under the Plan may satisfy the Company’s needs for a longer period due to the re-evaluation of the Company’s compensation scheme for senior management. The amount and timing of awards granted under the Plan are determined by the plan administrator.
The amendment included in the Second Amended and Restated 2006 Incentive Award Plan to increase the number of ordinary shares/ADSs available for grant under the Plan (as so amended and restated) by 2,200,000 ordinary shares/ADSs requires Shareholders’ approval pursuant to Article 14.1 of the Plan and Rule 303A.08 of the NYSE Listing Manual.
The following summary of the Plan is qualified in its entirety by the specific language of the Plan, which appears as Appendix A to the proxy statement included as Exhibit 99.3 to the Company’s report on Form 6-K submitted to the US Securities and Exchange Commission (the “SEC”) on January 12, 2009 and incorporated herein by reference.
Summary of the Plan
The purpose of the Plan is to promote the success and enhance the value of the Company by linking the personal interests of the directors, employees and consultants of the Company and its subsidiaries to those of its shareholders and by providing these individuals with an incentive for outstanding performance. The Plan is further intended to provide the Company with the ability to motivate attract and retain the services of these individuals.
Shares Available for Awards. Subject to certain adjustments set forth in the Plan, the maximum number of shares that may be issued or awarded under the Plan is equal to the sum of (x) 4,000,000 shares, (y) any shares that remain available for issuance under the 2002 Stock Incentive Plan, and (z) any shares subject to awards under the 2002 Stock Incentive Plan which terminate, expire or lapse for any reason or are settled in cash on or after the effective date of the Original Plan (the “Effective Date”). The Company is seeking Shareholders’ approval to amend and restate the Plan to increase the number of shares available for grant under the Plan by 2,200,000 shares to 6,200,000 shares, subject to the aforementioned adjustments.

The maximum number of shares which may be subject to awards granted to any one participant during any calendar year is 500,000 shares and the maximum amount that may be paid to a participant in cash during any calendar year with respect to cash-based awards is $10,000,000. To the extent that an award terminates or is settled in cash, any shares subject to the award will again be available for the grant. Any shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation with respect to any award will not be available for subsequent grant. Except as described below with respect to independent directors, no determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Plan.
Administration. The Plan is administered by our board of directors, which may delegate its authority to a committee. The Company anticipates that the compensation committee of its board of directors will administer the Plan, except that its board of directors will administer the plan with respect to awards granted to its independent directors. The plan administrator will determine eligibility, the types and sizes of awards, the price and timing of awards and the acceleration or waiver of any vesting restriction, provided that the plan administrator will not have the authority to accelerate vesting or waive the forfeiture of any performance-based awards.
Eligibility. The Company’s employees, consultants and directors and those of its subsidiaries are eligible to be granted awards, except that only employees of the Company and its qualifying corporate subsidiaries are eligible to be granted options that are intended to qualify as “incentive stock options” under Section 422 of the Code.
Awards
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Options. The plan administrator may grant options on shares. The per share option exercise price of all options granted pursuant to the Plan will not be less than 100% of the fair market value of a share on the date of grant. No incentive stock option may be granted to a grantee who owns more than 10% of the Company’s outstanding shares unless the exercise price is at least 110% of the fair market value of a share on the date of grant. To the extent that the aggregate fair market value of the shares subject to an incentive stock option become exercisable for the first time by any optionee during any calendar year exceeds $100,000, such excess will be treated as a non-qualified option. The plan administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator (and may involve a cashless exercise of the option). The plan administrator shall designate in the award agreement evidencing each stock option grant whether such stock option shall be exercisable for shares or ADSs. The award agreement may, in the sole discretion of the plan administrator, permit the optionee to elect, at the time of exercise, whether to receive shares or ADSs in respect of the exercised stock option or a portion thereof. The term of options granted under the Plan may not exceed ten years from the date of grant. However, the term of an incentive stock option granted to a person who owns more than 10% of the Company’s outstanding shares on the date of grant may not exceed five years. Under the Plan, the number of awards to be granted to the Company’s independent directors will be determined by its board of directors or its compensation committee.

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Restricted Shares. The plan administrator may grant shares subject to various restrictions, including restrictions on transferability, limitations on the right to vote and/or limitations on the right to receive dividends.

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Share Appreciation Rights. The plan administrator may grant share appreciation rights representing the right to receive payment of an amount equal to the excess of the fair market value of a share on the date of exercise over the fair market value of a share on the date of grant. The term of share appreciation rights granted may not exceed ten years from the date of grant. The plan administrator may elect to pay share appreciation rights in cash, in shares or in a combination of cash and shares.

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Performance Shares and Performance Shares Units. The plan administrator may grant awards of performance shares denominated in a number of shares and/or awards of performance share units denominated in unit equivalents of shares and/or units of value, including dollar value of shares. These awards may be linked to performance criteria measured over performance periods as determined by the plan administrator.

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Share Payments. The plan administrator may grant share payments, including payments in the form of shares or options or other rights to purchase shares. Share payments may be based upon specific performance criteria determined by the plan administrator on the date such share payments are made or on any date thereafter.

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Deferred Shares. The plan administrator may grant awards of deferred shares linked to performance criteria determined by the plan administrator. Shares underlying deferred share awards will not be issued until the deferred share awards have vested, pursuant to a vesting schedule or upon the satisfaction of any vesting conditions or performance criteria set by the plan administrator. Recipients of deferred share awards generally will have no rights as shareholders with respect to such deferred shares until the shares underlying the deferred share awards have been issued.

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Restricted Share Units. The plan administrator may grant restricted share units, subject to various vesting conditions. On the maturity date, we will transfer to the participant one unrestricted, fully transferable share for each vested restricted share unit scheduled to be paid out on such date. The plan administrator will specify the purchase price, if any, to be paid by the participant for such shares.

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Performance Bonus Awards. The plan administrator may grant a cash bonus payable upon the attainment of performance goals based on performance criteria and measured over a performance period determined appropriate by the plan administrator. Any such cash bonus paid to a “covered employee” within the meaning of Section 162(m) of the Code may be a performance-based award as described below.

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Performance-Based Awards. The plan administrator may grant awards other than options and share appreciation rights to employees who are or may be “covered employees,” as defined in Section 162(m) of the Code, that are intended to be performance-based awards within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Participants are only entitled to receive payment for performance-based awards for any given performance period to the extent that pre-established performance goals set by the plan administrator for the period are satisfied. The plan administrator will determine the type of performance-based awards to be granted, the performance period and the performance goals. Generally, a participant will have to be employed by the Company on the date the performance-based award is paid to be eligible for a performance-based award for any period.

Adjustments. In the event of certain changes in the Company’s capitalization, the plan administrator has broad discretion to adjust awards, including without limitation, (i) the aggregate number and type of shares that may be issued under the Plan, (ii) the terms and conditions of any outstanding awards, and (iii) the grant or exercise price per share for any outstanding awards under such plan to account for such changes. The plan administrator also has the authority to cash out, terminate or provide for the assumption or substitution of outstanding awards in the event of a corporate transaction.
Change in Control. In the event of a change in control of the Company in which outstanding awards are not assumed by the successor, such awards will generally become fully exercisable and all forfeiture restrictions on such awards will lapse. Upon, or in anticipation of, a change in control, the plan administrator may cause any awards outstanding to terminate at a specific time in the future and give each participant the right to exercise such awards during such period of time as the plan administrator, in its sole discretion, determines.

Vesting of Full Value Awards. Full value awards (generally, any award other than an option or share appreciation right) will vest over a period of at least three years (or, in the case of vesting based upon attainment of certain performance goals, over a period of at least one year). However, full value awards that result in the issuance of an aggregate of up to 5% to the total issuable shares under the Plan may be granted without any minimum vesting periods. In addition, full value awards may vest on an accelerated basis in the event of a participant’s death, disability, or retirement, or in the event of our change in control or other special circumstances.
Non-transferability. Awards granted under the Plan are generally not transferable.
Termination or Amendment. Unless terminated earlier, the Plan will remain in effect for a period of ten years from the Effective Date, after which no award may be granted under the Plan. With the approval of the Company’s board of directors, the plan administrator may terminate or amend the Plan at any time. However, shareholder approval will be required for any amendment (i) to the extent required by applicable law, regulation or stock exchange rule, (ii) to increase the number of shares available under Plan, (iii) to permit the grant of options or share appreciation rights with an exercise price below fair market value on the date of grant, (iv) to extend the exercise period for an option or share appreciation right beyond ten years from the date of grant, or (v) that results in a material increase in benefits or a change in eligibility requirements. Any amendment or termination must not materially adversely affect any participant without such participant’s consent.
Outstanding Awards. As of July 31, 2011 options or restricted share units to purchase an aggregate of 2,827,351 ordinary shares were outstanding, out of which options or restricted share units to purchase 1,028,192 ordinary shares were held by all our directors and executive officers as a group. The exercise prices of these options range from $ 2 to $ 30 and the expiration dates of these options range from July 24, 2016 to July 28, 2021. The weighted average grant date fair value of restricted share units (“RSUs”) granted during fiscal 2011, 2010 and 2009 were $9.09, $10.28 and $13.39 per ADS, respectively. There were no grants of restricted share units during the years ended March 31, 2006 and 2005. There is no purchase price for the restricted share units.
The Board recommends a vote “FOR” the approval of the increase in ordinary shares/ADSs available for grant under the Plan by 2.2 million ordinary shares/ADSs and the adoption of the Company’s Second Amended and Restated 2006 Incentive Award Plan substantially in the form set out in Appendix A to the accompanying Proxy Statement to reflect such increase.
OTHER BUSINESS
The Board does not presently intend to bring any other business before the Annual General Meeting, and so far as is known to the Board, no matters will be brought before the Annual General Meeting except as is specified in this Proxy Statement. As to any business that may properly come before the Annual General Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of those persons voting such proxies.

INCORPORATION BY REFERENCE
The SEC allows the Company to “incorporate by reference” into this Proxy Statement the information in documents the Company files with or submits to the SEC. This means that the Company can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in the Company’s affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this Proxy Statement and should be read with the same care. When the Company updates the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this Proxy Statement is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this Proxy Statement and information incorporated by reference into this Proxy Statement, you should rely on the information contained in the document that was filed later. The Company incorporates by reference the documents listed below and any future filings or submissions that it makes with the SEC (except for our future submissions on Form 6-K which will only be incorporated by reference into this document if it states in such submissions that they are being incorporated by reference into this Proxy Statement) after the date of this Proxy Statement and before the date of this Annual General Meeting:
1.	The Company’s annual report on Form 20-F (File No. 001-32945) for the fiscal year ended March 31, 2011 filed with the SEC on April 29, 2011;

2.
The Company’s report on Form 6-K (File No. 001-32945), containing its unaudited condensed consolidated financial statements as of June 30, 2011 and for the three months ended June 30, 2011 and 2010, submitted to the SEC on July 21, 2011; and

3.	Appendix A of Exhibit 99.3 to the Company’s report on Form 6-K (File No. 001-32945), containing a form of the Plan, submitted to the SEC on January 12, 2009.
The Company will provide, without charge, at the written or oral request of anyone, including any beneficial owner, to whom this Proxy Statement is delivered, copies of the documents incorporated by reference in this Proxy Statement, other than exhibits to those documents which are not specifically incorporated by reference. Requests should be directed to: WNS (Holdings) Limited, Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India, Attention: Ronald D’Mello; telephone number: +91 22 40952633.
The Company’s SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You also may read and copy any document the Company files at the SEC’s public reference rooms in Washington, D.C., New York; and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information about the public reference rooms.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Executive Officers
Our Board of Directors consists of seven directors.
The following table sets forth the name, age (as at July 31, 2011) and position of each of our directors and executive officers as of the date hereof.

Name	Age	Designation
Directors
Eric B. Herr(1)(2)(3)	63	Non-Executive Chairman
Keshav R. Murugesh	47	Director and Group Chief Executive Officer
Jeremy Young	46	Director
Deepak S. Parekh(2)(4)	66	Director
Richard O. Bernays(1)(3)(5)	68	Director
Anthony A. Greener(1)(2)(3)	71	Director
Albert Aboody(6)	64	Director
Executive Officers
Keshav R. Murugesh	47	Group Chief Executive Officer
Alok Misra	44	Group Chief Financial Officer
Johnson J. Selvadurai	52	Managing Director — Europe
Michael Garber(7)	55	Global Head — Sales & Marketing
Ronald Strout(7)	64	Chief of Staff & Head Americas
Swaminathan Rajamani(7)	35	Chief People Officer

Notes:

(1)	Member of our Nominating and Corporate Governance Committee.

(2)	Member of our Compensation Committee.

(3)	Member of our Audit Committee.

(4)	Chairman of our Nominating and Corporate Governance Committee.

(5)	Chairman of our Compensation Committee.

(6)	Appointed as a director and Chairman of our Audit Committee in place of Sir Anthony A. Greener with effect from June 28, 2010.

(7)
On March 10, 2011, Michael Garber — Global Head — Sales & Marketing, Ronald Strout — Chief of Staff & Head Americas and Swaminathan Rajamani — Chief People Officer were each designated as an executive officer of our company as a result of an increase in their responsibilities to include policy-making functions.

On June 1, 2010, Mr. Parekh entered into a consulting arrangement with another party, whereupon he ceased to qualify as independent under Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, Mr. Parekh stepped down from our Audit Committee effective June 1, 2010. Further, our Board of Directors has decided not to consider Mr. Parekh as an independent director under the NYSE listing standards effective June 1, 2010. Accordingly, our Board of Directors decided that from June 1, 2010 to June 28, 2010 (when Mr. Albert Aboody was appointed as a director as described below), it was not majority independent and effective June 1, 2010 our Nominating and Corporate Governance Committee and our Compensation Committee are no longer fully independent. Effective June 1, 2010, we elected to follow our home country (Jersey, Channel Islands) practice, which does not impose a board or committee independence requirement.

On June 28, 2010, our Board of Directors appointed Mr. Aboody as an independent director and Chairman of our Audit Committee. Upon the appointment of Mr. Aboody as an additional independent director and the chairman of our Audit Committee, our Board has become majority independent and the Audit Committee consists of four independent directors.
Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.
Directors
Eric B. Herr was appointed to our Board of Directors in July 2006. On December 17, 2009 Mr. Herr was appointed as the Non-Executive Chairman of the Board. Mr. Herr is based in the United States. He currently serves on the board of directors of Regulatory Data Corporation (since 2009) and New Hampshire Charitable Foundation (Since 2010). He was a director of Taleo Corporation and Starcite Private Limited until 2010 and of Workscape from 2005 to 2008. From 1992 to 1997, Mr. Herr served first as Chief Financial Officer and then President and Chief Operating Officer of Autodesk, Inc. Mr. Herr received a Master of Arts degree in Economics from Indiana University and a Bachelor of Arts degree in Economics from Kenyon College. The business address for Mr. Herr is P.O. Box 719, Bristol, NH 03222, USA.
Keshav R. Murugesh was appointed as our Group Chief Executive Officer and director in February 2010. Mr. Murugesh is based out of Mumbai. Prior to joining WNS, Mr. Murugesh was the Chief Executive Officer of Syntel Inc, a Nasdaq -listed information technology company. He holds a Bachelor of Commerce degree and is a Fellow of The Institute of Chartered Accountants of India. He was a director of Syntel Limited and Syntel Global Private Limited. He is a frequent industry speaker and serves as the Chairman of SIFE (Students in Free Enterprise) India, which is a global organization involved in educational outreach projects in partnership with businesses across the globe. The business address for Mr. Murugesh is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400079, India.
Jeremy Young was appointed to our Board of Directors as a nominee of Warburg Pincus, the principal shareholder of our Company, in May 2004. He is head of Warburg Pincus’ German office as well as focuses on fund raising. Whilst at Warburg Pincus he has also been head of the firm’s European investment activities in healthcare and business services. He held various positions at Baxter Healthcare International, Booz, Allen & Hamilton International and Cellular Transplant/Cytotherapeutics before he joined Warburg Pincus in 1992. He received a Master of Arts degree in English from Cambridge University and a Master of Business Administration from Harvard Business School. He is currently also a director of Warburg Pincus Roaming II S.A as well as a trustee of The Hemophilia Society. The business address for Mr. Young is Warburg Pincus International LLC, Almack House, 28 King Street, St. James, London SW1Y 6QW, England.
Deepak S. Parekh was appointed to our Board of Directors in July 2006. Mr. Parekh is based in Mumbai, India. He currently serves as the Chairman (since 1993) of Housing Development Finance Corporation Limited, a housing finance company in India which he joined in 1978. Mr. Parekh is the non-executive Chairman (since 1994) of GlaxoSmithKline Pharmaceuticals Limited. Mr. Parekh is also a director of several Indian public companies such as Siemens Limited (since 2003), HDFC Ergo General Insurance Co. Limited (since 2002), Exide Industries Limited (since 2001), HDFC Standard Life Insurance Co. Limited (since 2000), HDFC Asset Management Co. Limited (since 2000), The Indian Hotels Co. Limited (since 2000), Castrol India Limited (since 1997), Infrastructure Development Finance Co. Limited (since 1997), Hindustan Unilever Limited (since 1997), Borax Morarji Limited (since 1997), Bharat Bijlee Limited (since 1995), Hindustan Oil Exploration Corporation Limited (since 1994), Zodiac Clothing Company Limited (since 1994) and Mahindra & Mahindra Limited (since 1990). He is also director on the Board of Airport Authority of India (since 2009), Lafarge India Private Limited (since 2005), GIC Special Investments Pte. Limited (since 2011) and D P World, Dubai (since 2011). He was a director of Singapore Telecommunications Limited from 2004 to 2010. He was appointed special director by the Government of India of Satyam Computer Services Limited during 2009 to resolve the crisis at Satyam. Mr. Parekh received a Bachelor of Commerce degree from the Bombay University and holds a Chartered Accountant degree from the Institute of Chartered Accountants in England & Wales (ICAEW). The business address for Mr. Parekh is Housing Development Finance Corporation Limited, Ramon House, H.T. Parekh Marg, 169 Backbay Reclamation, Churchgate, Mumbai 400020, India.

Richard O. Bernays was appointed to our Board of Directors in November 2006 and is based in London. Prior to his retirement in 2001, Mr. Bernays held various senior positions at Old Mutual, plc, a London-based international financial services company, and most recently served as Chief Executive Officer of Old Mutual International. Prior to that, he was with Jupiter Asset Management in 1996, Hill Samuel Asset Management from 1991 to 1996, and Mercury Asset Management from 1971 to 1992. Mr. Bernays currently serves on the Board of Directors of several public companies, including The NMR Pension Trustee Limited (since 2009), The American Museum in Britain (since 2008), Beltone MENA Equity Fund Limited (since 2007), Charter Pan European Trust plc (since 2004), Impax Environmental Markets Trust plc (since 2002), Gartmore Global Trust plc (since 2001), Taikoo Developments Limited (since 1997), The Throgmorton Trust (since 2002), MAF Trust (since 2005) and GFM Cossack Bond Company Limited (since 1997). He was a director of Hermes Pension Management from 2005 to 2007, Singer and Friendlander from 2003 to 2005 and Martin Curie Income and Growth Trust from 1997 to 2008. Mr. Bernays was a member of the Supervisory Board of the National Provident Life until 2010. He received a Masters of Arts degree from Trinity College, Oxford University. The business address of Mr. Bernays is E72 Montevetro, 100 Battersea Church Road, London SW11 3YL.
Sir Anthony A. Greener was appointed to our Board of Directors in June 2007. Sir Anthony is based in London. He was the Deputy Chairman of British Telecom from 2001 to 2006 and the Chairman of the Qualifications and Curriculum Authority from 2002 to 2008 and Diageo plc from 1997 to 2000. Prior to that, Sir Anthony was the Chairman and Chief Executive of Guinness plc from 1992 to 1997 and the Chief Executive Officer of Dunhill Holdings from 1974 to 1986. Sir Anthony is presently a director of Nautor AB (since 2009), Williams-Sonoma Inc. (since 2007), Minton Trust (since 2007) and United Church Schools (since 2005). He was a director of Robert Mondavi from 2000 to 2005. Sir Anthony was honored with a knighthood in 1999 for his services to the beverage industry. Sir Anthony is a Fellow Member of the Chartered Institute of Management Accountants, and Vice-President of the Chartered Institute of Marketing. The business address of Sir Anthony is the Minton Trust, 26 Hamilton House, Vicarage Gate, London W8 4HL.
Albert Aboody was appointed to our Board of Directors in June 2010 and also serves as the chairman of our Audit Committee. Mr. Aboody is based in the US. Prior to his appointment as our director, he was a partner with KPMG, US. In this role, he served on the Board of KPMG, India, including as Deputy Chairman and as head of its audit department. He also co-authored chapters on the Commission’s reporting requirements in the 2001-2008 annual editions of the Corporate Controller’s Manual. Mr. Aboody is a member of the American Institute of Certified Public Accountants. He was a post-graduate research scholar at Cambridge University and received a Bachelor of Arts degree from Princeton University. The business address of Mr. Aboody is 424 East 57th Street # 3D, New York, NY 10022.
Our Board believes that each of our company’s directors is highly skilled, experienced and qualified to serve as a member of the Board and its committees. Each of the directors, because of their diverse business experience and background, contribute significantly in managing the affairs of our company. The Board of Directors has not adopted any formal policy with respect to diversity, however, our Board of Directors believes that it is important for its members to represent diverse viewpoints and contribute in the Board’s decision making process. Our Board evaluates candidates for election to the Board; the Board seeks candidates with certain qualities that it believes are important, including experience, integrity, an objective perspective, business acumen and leadership skills. The continuing service by our directors promotes stability and continuity in the boardroom and gives us the benefit of their familiarity and insights into our business.

Executive Officers
Keshav R. Murugesh is our Group Chief Executive Officer. Please see “- Directors” above for Mr. Murugesh’s biographical information.
Alok Misra serves as our Group Chief Financial Officer. Mr. Misra is based in Mumbai, India and joined WNS in February 2008. Mr. Misra’s responsibilities as Group Chief Financial Officer include finance and accounting, procurement, facilities, legal and regulatory compliance and risk management. Prior to joining WNS, Mr. Misra was group chief financial officer at MphasiS Limited (a subsidiary of Electronic Data Systems, now a division of Hewlett-Packard) and financial controller at ITC Limited. Mr. Misra is presently director of Value and Budget Housing Corporation (India) Private Limited (since 2009). He is a Fellow of the Institute of Chartered Accountants in India. Mr. Misra received an honors degree in commerce from Calcutta University. The business address for Mr. Misra is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400079, India.
Johnson J. Selvadurai is Managing Director of European Operations. Prior to joining WNS, he was the Chief Executive Officer of our enterprise services business unit until September 2007. Mr. Selvadurai is a business process outsourcing industry specialist with over 20 years of experience in offshore outsourcing. He pioneered such services in Sri Lanka and set up and managed many processing centers in the Philippines, India, Pakistan and the UK. Mr. Selvadurai is a certified electronic data management and processing trainer and is a member of the data processing institute. Prior to joining WNS in 2002, Mr. Selvadurai was Asia Managing Director (Business Process Outsourcing services) of Hays plc, a FTSE 100 B2B services company. Mr. Selvadurai is presently a director in Business forms (Private) Limited, Sri Lanka (since 1984) and Data Cap (Private) Limited, India (since 2000). The business address for Mr. Selvadurai is Malta House, 36-38 Piccadilly, London, W1J 0DP, UK.
Michael Garber is Global Head — Sales & Marketing. He has rich experience with an accomplished career spanning 32 years in IT enabled services, marketing, consulting and general management, of which, over a decade has been in the outsourcing space leading global teams. Prior to joining WNS, he held senior positions in several prominent outsourcing companies such as President of the Americas for Birlasoft, Senior Vice President — Business Development at InSource (a Virtusa subsidiary) and Insurance Practice Lead at eFunds. He has also served as Vice President and Business Unit Head of the Insurance Practice at Cognizant Technology Solutions. After graduation from university, he spent 20 years with MassMutual Financial Group. He has a Bachelor of Arts degree in Mathematics from the Western New England College, Springfield and an Associate of Arts degree in Marine Biology from the Roger Williams University, Bristol. He has also completed Professional Management Practices Designation from MassMutual Financial Group and the Executive Management Development Program from the University of Michigan. The business address for Mr. Garber is 420 Lexington Avenue, Suite 2515, New York, NY 10170, US.
Ronald Strout is Chief of Staff & Head Americas. He has over 30 years of experience in the financial services industry and consulting. He is well-known in the industry for transforming businesses in large and small corporate environments. Prior to joining WNS, he was the Executive Vice President with a technology start-up. He has also held other senior positions such as the Senior Vice President at State Street Corporation and Partner / Managing Director at Bearing Point (formerly KPMG Consulting, Inc.). His vast professional experience also spans Security First Savings and Loans, Global Solutions and Interactive Data Corp. He has received a Bachelor of Science degree from the University of Maine. The business address of Mr. Strout is 131 Castle Road, Nahant, Massachusetts 01908, US.

Swaminathan Rajamani is Chief People Officer. He leads WNS’s Human Resources function, and is responsible for the entire gamut of people-oriented processes. Prior to joining WNS, he was with CA Technologies, where he served as Vice President — Human Resources and was the Country Head — HR for India. He has also served as Head of HR Operations at Syntel and thereafter, for a short while, was its Global HR Head. Prior to Syntel, he had a long tenure at GE spanning multiple roles such as Master Black Belt — HR and Assistant Vice President and Head — Operations for HR, Customer Research and Operational Analytics, apart from other roles in mergers and acquisitions. He is a certified Change Acceleration Coach and a keen practitioner of Six Sigma. Swaminathan has a Masters in Social Work (MSW) from the University of Madras. The business address of Mr. Rajamani is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli, (West) Mumbai 400079, India.
B. Compensation
Compensation Discussion and Analysis
Compensation Objectives
Our compensation philosophy is to align employee compensation with our business objectives, so that compensation is a strategic tool, rather than just an expense. The key focus of our compensation philosophy is to align the incentives of our employees with our business objectives while minimizing the risks from external market dynamics. We also use compensation to reinforce a high performance work ethic and to attract, motivate and engage high performing individuals and teams in our various verticals, horizontals, and enabling units.
Compensation is determined by keeping in mind our philosophy, internal parity, external equity and market dynamics. Our compensation structures and policies differ by country or geography. These policies are designed to pay compensation that we would pay to our employees based out of that location and to comply with the local employment laws.
It is critical that we attract, motivate and retain highly talented individuals, at all levels of the organization, who are committed to our core circle of values: client first, integrity, respect, collaboration, learning and excellence. We believe that our compensation programs are integral to achieving the goal of “One WNS One Goal — Outperform!”
The following objectives guide us in establishing and maintaining all of our compensation programs:
•
Pay for Performance: We design compensation to pay for performance in order to provide for better compensation against higher performance levels; conversely, where individual performance and/or our company performance falls short of expectations, the programs should deliver lower compensation. In periods of temporary downturns in our performance, our programs continue to ensure that successful, high-performing employees remain motivated and committed.

•
External Market Dynamics; Linked with Shareholder Value: Our equity-based compensation is awarded to employees with higher levels of responsibility and greater influence on long-term results, thereby making a significant portion of their total compensation dependent on long-term share appreciation.

•
Pay Differentiation: Based on Individual Performance and our Performance. As employees progress in the hierarchy of our company, they will be able to more directly affect the company results. Therefore, an increasing proportion of their pay is linked to company performance and shareholder value.

•
Competitiveness Value of the Job in the Marketplace: In order to attract and retain a highly skilled work force, we remain competitive with the pay of other employers who compete with us for talent in the relevant markets.

Assessment Processes
We have established a number of processes to assist in ensuring that our compensation programs operate in line with their objectives. Among those are:
•
Assessment of Company Performance: Financial performance measures are used to determine a significant portion of the size of payouts under our cash incentive bonus program. The financial performance measures, adopted on improving both top-line revenues and bottom-line earnings, are pre-established by our Compensation Committee annually at the beginning of the fiscal year and are applied uniformly across the company. When the pre-determined financial measures are achieved as set forth in our annual plan, employees who are eligible for cash incentive bonuses receive amounts that are at target. The cash incentive bonus for each senior management who has responsibility for a business unit is also tied to the financial performance of the business unit headed by such senior managers. These measures reflect targets that are intended to be aggressive but attainable. The remainder of an individual’s payout under our cash incentive bonus program is determined by individual performance. Our senior management refers to our business unit and enabling unit leaders.

•
Assessment of Individual Performance: The evaluation of an individual’s performance determines a portion of the size of payouts under our cash incentive bonus program and also influences any changes in base salary. At the beginning of each fiscal year, our Compensation Committee, along with our Group Chief Executive Officer, set the respective performance objectives for the fiscal year for the executive officers and senior management. The performance objectives are initially proposed by our Group Chief Executive Officer and modified by our Compensation Committee based on the performance assessment conducted for the preceding fiscal year and also looking at targets for the current fiscal year. Every evaluation metric is supplemented with key performance indicators. At the end of the fiscal year, our Group Chief Executive Officer discusses respective achievement of the pre-established objectives as well as the senior management’s contribution to our company’s performance and other leadership accomplishments. This evaluation is shared with our Compensation Committee and then with our executive officers and senior management. After the discussion, our Compensation Committee, in discussion with our Group Chief Executive Officer, assigns a corresponding numerical performance rating that translates into specific payouts under our cash incentive bonus program and also influences any changes in base salary.

Benchmarking and Use of Compensation Consultant
Our overall compensation targets have been set in close consultation with Hewitt Associates India Private Limited (“Hewitt”). The companies selected by Hewitt for its survey for benchmarking our executive officers’ compensation also included companies in similar industries and size that were recently listed in the US at that time. The selected peer group of companies included Syntel, LLC and Convergys Corporation from the data processing, outsourced services and telecommunication services industries, and Cognizant Technology Solutions Corporation, Covansys Corp. and Kanbay, Inc. from the information technology consulting industry and other information technology firms that compete with us for talent. In addition to input from Hewitt’s survey, we also take into consideration our performance and industry indicators in drawing up our compensation strategy.
The list of companies against which we benchmarked the compensation of our executive officers and senior management in fiscal year 2011 included the following companies:
•	Cognizant Technology Solutions;

•	EXL Service Holdings;

•	First Source solutions Limited;

•	Genpact Limited;

•	Infosys Technologies Limited;

•	Syntel Inc.;

•	Tata Consultancy Services Limited; and

•	Wipro Limited.
Our Compensation Committee will review and revise as appropriate from time to time the list of companies with publicly available compensation information against whom we will benchmark our compensation programs, to ensure that such list includes those companies that are most comparable to us with regard to services provided and relevant geographic areas.
Our Compensation Committee uses the data primarily to ensure that our executive compensation programs, including those for our executive officers and our senior management are competitive. There is enough flexibility in the existing compensation programs to respond and adjust for the evolving business environment. Accordingly, an individual’s executive compensation elements could be changed by our committee based on changes in job responsibilities of the executive.
For fiscal 2011, our Compensation Committee concluded that there would be no increase in the base salaries (fixed compensation in the case of India — based officers) for the executive officers and senior management. Our committee however approved the grant of shares in the form of RSUs to the executive officers and senior management.
Although many compensation decisions are made in the first quarter of the fiscal year, our compensation planning process neither begins nor ends with any particular compensation committee meeting. Compensation decisions are designed to promote our fundamental business objectives and strategy. Our Compensation Committee periodically reviews related matters such as succession planning, evaluation of management performance and consideration of the business environment and considers such matters in making compensation decisions.
Components of Executive Compensation for Fiscal 2011
For fiscal 2011, the compensation of our executive officers and senior management consisted of the following five primary components:
•	Base salary or, in the case of executive officers based in India, fixed compensation;

•	Cash bonus;

•	Equity incentives of RSUs;

•	Benefits and perquisites; and

•	Severance benefits.
The mix of compensation elements is designed to reward short-term results, motivate long-term performance and encourage our employees to remain with us for longer terms. Base salaries and cash incentive bonuses are designed to reward annual achievements and be commensurate with the responsibilities, demonstrated leadership abilities, management experience and expertise.
Other elements of compensation focus on motivating and challenging each executive officer to achieve sustained and longer-term results. Individuals are assessed on the achievement of objectives and pre-established financial performance measures, in determining a significant portion of the cash incentive bonuses for our executive officers and senior management.

The following is a discussion of our considerations in determining each of the compensation components for our executive officers and senior management.
Base Salary
Base salary is a fixed element of our employees’ annual cash compensation, the payment of which is not tied to our performance. We provide the opportunity for each of our executive officers and senior management to earn a competitive annual base salary. We provide this opportunity to attract and retain an appropriate caliber of talent for the position and to provide a base wage that is not subject to our performance risk.
Cash Bonus
Cash performance bonuses are awarded at the end of each fiscal year based upon the achievement of individual and company performance targets. The cash performance bonuses payable are accrued every month. Statutorily applicable taxes and contributions payable on these amounts are deducted before payment. Our executive officers and senior management have a diverse set of measurable goals that are designed to promote the interests of our five key constituencies: shareholders, customers, creditors, society and employees. Our cash bonuses are also designed to build our organizational capabilities and achieve other strategically important initiatives.
These goals reflect their key responsibilities during the year, which range from sales targets to operational goals, and are typically listed as each individual’s key performance indicators. The key performance indicators are identified during the individual’s annual performance review process.
The key performance indicators include (and are not limited to) the following key financial metrics:
•
Adjusted net income, or net income attributable to WNS shareholders excluding amortization of intangible assets, share-based compensation, gain/loss attributable to redeemable non controlling interest;

•	Operating margins;

•	Support cross sell and corporate initiatives; and

•	People attrition rate.
The aggregate amount of all cash bonuses paid for fiscal 2011 did not exceed the aggregate cash incentive bonus pool approved by our Compensation Committee for the fiscal year. Under the plan, bonus target amounts, expressed as a percentage of base salary, are established for participants at the beginning of each fiscal year, unless employment agreements contain different terms. Funding of possible bonus payouts for the fiscal year is determined by our financial results for the fiscal year relative to the achievement of pre-determined target for adjusted net income. This may be increased or decreased depending upon the executive’s individual performance against his or her non-financial goals.
When our performance falls short of target, our aggregate funding of the annual cash bonus incentive pool declines, with no funding of the bonus pool if we do not achieve the floor of our business target. At the end of the performance period, our Compensation Committee has discretion to adjust an award payout from the amount yielded in a manner that enables us to reward efforts and also take care of critical talent and potential talent from a long-term outlook.

Our Compensation Committee considered the following when establishing the awards for fiscal 2011:
Bonus Targets: Bonus targets are based on job responsibilities and comparable market data. Consistent with our executive compensation policy, individuals with greater job responsibilities had a greater proportion of their total cash compensation tied to our performance through the bonus plan. Bonuses were normally paid to our employees in April/May every year. Some employees are on a half-yearly cycle and are paid in October/November and April/May.
Equity Incentives
We provide the opportunity for our executive officers and senior management to earn long-term equity incentive awards. Long-term incentive awards provide employees with the incentive to stay with the company for longer periods of time, which, in turn, provides us with greater stability during our period of growth.
We review long-term equity incentives for our executive officers and senior management and periodically and make grants to them at one or more pre-scheduled meetings of our Compensation Committee in March or April.
Restricted Share Units (RSUs)
Awards of RSUs offer executive officers and senior management the opportunity to receive our ordinary shares on the date that the restriction lapses and serve both to reward and retain such executive officers and senior management.
In determining equity compensation, our Compensation Committee first determines the maximum equity dilution that may result from equity awards and the maximum amount of equity-based compensation expense that may be incurred for the fiscal year. Thereafter, based upon the recommendations of our Group Chief Executive Officer and our Chief People Officer, we determine the proportion of RSUs to be granted for each level of our executive officers and senior management. Finally, with the approval of our Compensation Committee, we determine the total number of RSUs to be granted to each level of our executive officers and senior management based on the fair market value of the award on the grant date. The grant of these awards is based upon an individual’s performance and typically occurs after the end of the fiscal year as a part of the annual performance appraisal process. For fiscal 2011, most of the grants were made in August 2010 in respect of services rendered in fiscal 2010.
During fiscal 2011, we introduced a new vesting schedule which is time based and also based on the performance of our company. Consistent with our equity grants to our executive officers and senior management, in the preceding fiscal year, we awarded 750,281 RSUs to executive officers and senior management. The following table sets forth the vesting schedule of these grants.

Total RSUs
Granted	Vesting Schedule
54,181	20% will vest on the first anniversary of the grant date, another 20% will vest on the second anniversary of the grant date and the balance will vest on the third anniversary of the grant date.
696,100	60% of these RSUs which is time based will vest equally (20%) each on the first, second and third anniversary of the grant date, respectively, and 40% which is performance based will vest on the third anniversary of the grant date based on the achievement of the defined performance target in the RSU letters issued to employees. In addition the employee shall be eligible for an additional vesting of 10% of the RSUs granted to such employee, which would vest either on the third or fourth anniversary of the grant date based on the over-performance criteria stated in the relevant RSU letter.
750,281

Benefits and Perquisites
The perquisites and benefits granted to our executive officers and senior management are designed to comply with the tax regulations of the applicable country and therefore vary from country to country in which we operate. To the extent consistent with the tax regulations of the applicable country, the benefits include:
•	Medical insurance;

•	Accident and life insurance;

•	Retirement benefits as mandated by law (such as provident fund in India, 401(k) in the US, pension in the UK);

•	Telephone expenses reimbursement;

•	Company provided car;

•	Fuel and maintenance for car;

•	Leased residential accommodation; and

•	Relocation benefits (as individually negotiated in their employment agreements).
We review and adjust our benefits based upon the competitive practices in the local industry, inflation rates, and tax regulations every fiscal year. Our underlying philosophy is to provide the benefits that are ordinarily required by our employees for their well-being in their daily lives and to negotiate group-level discounted rates so that all of our employees will be able to pay less than what they would otherwise pay as individuals for the same level of benefits, to maximize the overall value of their compensation package.
Severance Benefits
We are obligated to pay severance or other enhanced benefits to our executive officers upon termination of their employment under the terms of their respective employment agreements that were negotiated. A discussion of the severance and other enhanced benefits provided to our executive officers currently employed by us is set forth below.
We have provided change in control severance protection for our executive officers and certain other officers. Our Compensation Committee believes that such protection is intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control. In addition, for executive officers, the program is intended to align executive officers’ and shareholders’ interests by enabling executive officers to consider corporate transactions that are in the best interests of our shareholders and other constituents without undue concern over whether the transactions may jeopardize the executive officers’ own employment.
Our executive officers globally, have enhanced levels of benefits based on their job level, seniority and probable loss of employment after a change in control. Executive officers generally are paid severance for a longer period:
•
Accelerated vesting of equity awards. All granted but unvested share options and RSUs would immediately vest and become exercisable by our executive officers subject to certain conditions set out in the applicable equity incentive plans.

•	Severance and notice payment. Eligible terminated executive officers receive severance and notice payments as reflected in their individual employment agreements.

•
Benefit continuation. Eligible terminated executive officers receive basic employee benefits such as health and life insurance and other perquisites as reflected in their individual employment agreements.

Compensation of Directors and Executive Officers
The aggregate compensation (including contingent or deferred payment) paid or proposed to be paid to each of our directors and executive officers for services rendered in fiscal 2011 was $2.8 million, which comprised of $1.6 million paid towards salary, $1.0 million paid towards bonus and $0.2 million paid towards social security, medical and other benefits. The total compensation paid to our most highly compensated executive officer in fiscal 2011 was $1.2 million (which comprised of $0.7 million paid towards salary, $0.5 million paid towards bonus payments and $0.03 million paid towards social security, medical and other benefits).
The following table sets forth the total compensation paid or proposed to be paid to each of our executive directors and executive officers for services rendered in fiscal 2011. The individual compensation of Messrs. Keshav R. Murugesh, Alok Misra and Swaminathan Rajamani are disclosed in the statutory / annual accounts of our subsidiary, WNS Global, filed with the Registrar of Companies in the state of India where its registered office is located. We are voluntarily disclosing the individual compensation of our other executive officers.

	Base
Name	Salary	Benefits	Bonus	Total
Keshav R. Murugesh	$639,033	$32,220	$537,003	$1,208,256
Alok Misra	$319,178	$16,110	$176,026	$511,314
Johnson J. Selvadurai	$305,671	$89,406	$58,689	$453,766
Steve Reynolds(1)	$313,246	$11,572	$209,843	$534,661
Michael Garber(2)	$15,556	$1,170	$8,438	$25,164
Ronald Strout(2)	$12,500	$956	$3,466	$16,922
Swaminathan Rajamani(2)	$7,278	$349	$7,940	$15,567

Notes:

(1)	On September 13, 2010 Steve Reynolds’ employment agreement was terminated and he ceased to be Managing Director — North America.

(2)
On March 10, 2011, Michael Garber — Global Head — Sales & Marketing, Ronald Strout — Chief of Staff & Head Americas and Swaminathan Rajamani — Chief People Officer were each designated as an executive officer of our company as a result of an increase in their responsibilities to include policy-making functions. The compensation for each of these executive officers disclosed in the table pertains to the compensation paid to them for services rendered from March 10, 2011 (when they became designated as executive officers of our company) to March 31, 2011.

Compensation paid to Non-executive Directors
The aggregate compensation paid to our non-executive directors in fiscal 2011 was $343,850 which comprised sitting fees.
Grant of RSUs to Directors
Our directors and executive officers were granted 252,981 RSUs under our amended 2006 Incentive Award Plan in fiscal 2011.

Future grants of awards will continue to be determined by our Board of Directors or our Compensation Committee under the Amended and Restated 2006 Incentive Award Plan.
Employment Agreement of our Executive Director
We entered into an employment agreement with Mr. Keshav R. Murugesh in February 2010 to serve as our Group Chief Executive Officer for a five-year term, which will renew automatically for three additional successive terms of three years each, unless either we or Mr. Murugesh elects not to renew the term. Under the agreement, Mr. Murugesh is entitled to receive compensation, health and other benefits and perquisites commensurate with his position. In addition, pursuant to the agreement, Mr. Murugesh was in February 2010 granted RSUs representing the right to receive an aggregate of 40,000 ordinary shares that vested immediately and 260,000 ordinary shares that will vest over a three-year period, subject to his continued employment with us through the vesting dates. If Mr. Murugesh’s employment is terminated by us without cause (as defined in the employment agreement), he would be entitled to all accrued and unpaid salary, accrued and unused vacation and any unreimbursed expenses. Mr. Murugesh would also be entitled to vested benefits and other amounts due to him under our employee benefit plans.
If Mr. Murugesh’s employment is terminated by us without cause or by Mr. Murugesh for good reason (each as defined in the employment agreement) and Mr. Murugesh executes a general release and waiver of claims against us, subject to his continued compliance with certain non-competition and confidentiality obligations, Mr. Murugesh would be entitled to receive severance payments and benefits from us as follows:
a.
In the case where the termination occurs during the first year from the effective date of the employment agreement, he would be eligible to receive (i) his base salary for a period of 30 months from the effective date of termination in monthly installment in arrears; and (ii) the bonus for the period of 30 months on the basis of his target bonus as set in the year in which the termination occurs, such bonus shall be paid along with the payment of accrued obligations (as defined in the employment agreement);

b.
In the case where the termination occurs during second year from the effective date of the employment agreement, he would be eligible to receive (i) his base salary for a period of 18 months from the effective date of termination in monthly installment in arrears; and (ii) the bonus for the period of 18 months on the basis of target bonus as set in the year in which the termination occurs, such bonus would be paid along with the payment of accrued obligations (as defined in the employment agreement);

c.
In the case where the termination occurs during the years after the second year from the effective date of the employment agreement, he would be eligible to receive (i) his base salary for a period of 12 months from the effective date of termination in monthly installment in arrears; and (ii) his target bonus for the year in which the termination occurs, such bonus would be paid along with the payment of accrued obligations (as defined in the employment agreement).

If we experience a change in control while Mr. Murugesh is employed under the employment agreement, all of the share options and RSUs granted to Mr. Murugesh under the employment agreement will vest and the stock options would become exercisable on a fully accelerated basis.

Options and Restricted Share Units Granted
The following table sets forth information concerning RSUs granted to our directors and executive officers in fiscal 2011. No options were granted in fiscal 2011.

		Date of	Total RSUs Granted	Expiration
Position	Employee Name	Grant	in Fiscal 2011	Date
Director	Albert Aboody	15-Jul-10	9,031	14-Jul-20
		28-Oct-10	7,030	27-Oct-20
	Deepak S. Parekh	28-Oct-10	7,030	27-Oct-20
	Eric B. Herr	28-Oct-10	7,030	27-Oct-20
	Keshav R. Murugesh	13-Aug-10	87,800	12-Aug-20
	Richard O. Bernays	28-Oct-10	7,030	27-Oct-20
	Anthony A. Greener	28-Oct-10	7,030	27-Oct-20
Total			131,981
Executive Officer	Alok Misra	13-Aug-10	33,000	12-Aug-20
	Johnson J. Selvadurai	13-Aug-10	22,000	12-Aug-20
	Steve Reynolds(1)	NA	NA	NA
	Michael Garber(2)	1-Nov-10	22,000	31-Oct-20
	Ronald Strout(2)	23-Aug-10	22,000	22-Aug-20
	Swaminathan Rajamani (2)	29-Nov-10	22,000	28-Nov-20
Total			121,000
Grand Total			252,981

Notes:

(1)	On September 13, 2010, Steve Reynolds’ employment agreement was terminated and he ceased to be Managing Director — North America.

(2)
On March 10, 2011, Michael Garber — Global Head — Sales & Marketing, Ronald Strout — Chief of Staff & Head Americas and Swaminathan Rajamani — Chief People Officer were each designated as an executive officer of our company as a result of an increase in their responsibilities to include policy-making functions.

Employee Benefit Plans
We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal 2011, the total amount accrued by us to provide for pension, retirement or similar benefits was $8.8 million.
Provident Fund
In accordance with Indian, the Philippines and Sri Lankan laws, all of our employees in these countries are entitled to receive benefits under the respective government provident fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (for India and Sri Lanka, currently 12% of the employee’s base salary and for the Philippines peso 100/-per month for every employee). These contributions are made to the respective government provident fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of $5.7 million in each of fiscal 2011, 2010 and 2009 to the government provident fund.
US Savings Plan
Eligible employees in the US participate in a savings plan (the “US Savings Plan”), pursuant to Section 401(k) of the United States Internal Revenue Code of 1986, as amended (the “Code”). The US Savings Plan allows our employees to defer a portion of their annual earnings on a pre-tax basis through voluntary contributions there under. The US Savings Plan provides that we can make optional contributions up to the maximum allowable limit under the Code.

UK Pension Scheme
Eligible employees in the UK contribute to a defined contribution pension scheme operated in the UK. The assets of the scheme are held separately from ours in an independently administered fund. The pension expense represents contributions payable to the fund by us.
Gratuity
In accordance with Indian, the Philippines and Sri Lankan laws, we provide for gratuity liability pursuant to a defined benefit retirement plan covering all our employees in India, the Philippines and Sri Lanka. Our gratuity plan provides for a lump sum payment to eligible employees on retirement, death, incapacitation or on termination of employment (provided such employee has worked for at least five years with our company) which is computed on the basis of employee’s salary and length of service with us (subject to a maximum of approximately $22,375 per employee in India). In India, we provide the gratuity benefit through determined contributions pursuant to a non-participating annuity contract administered and managed by the Life Insurance Corporation of India (“LIC”), and AVIVA Life Insurance Company Private Limited. Under this plan, the obligation to pay gratuity remains with us although LIC and AVIVA Life Insurance Company Private Limited administer the plan. We contributed an aggregate of $0.7 million, $0.1 million and $0.1 million in fiscal 2011, 2010 and 2009, respectively, to LIC and AVIVA Life Insurance Company Private Limited.
Compensated Absence
Our liability for compensated absences is determined on an accrual basis for the entire unused vacation balance standing to the credit of each employee as at year-end and were charged to income in the year in which they accrue.
2002 Stock Incentive Plan
We adopted the 2002 Stock Incentive Plan on July 3, 2002 to help attract and retain the best available personnel to serve us and our subsidiaries as officers, directors and employees. We terminated the 2002 Stock Incentive Plan upon our adoption of our 2006 Incentive Award Plan effective upon the pricing of our initial public offering as described below. Upon termination of the 2002 Stock Incentive Plan, the shares that would otherwise have been available for the grant under the 2002 Stock Incentive Plan were effectively rolled over into the 2006 Incentive Award Plan which was amended and restated in 2009 and any awards outstanding remain in full force and effect in accordance with the terms of the 2002 Stock Incentive Plan.
Administration. The 2002 Stock Incentive Plan is administered by our Board of Directors, which may delegate its authority to a committee (in either case, the “Administrator”). The Administrator has complete authority, subject to the terms of the 2002 Stock Incentive Plan and applicable law, to make all determinations necessary or advisable for the administration of the 2002 Stock Incentive Plan.
Eligibility. Under the 2002 Stock Incentive Plan, the Administrator was authorized to grant stock options to our officers, directors and employees, and those of our subsidiaries, subject to the terms and conditions of the 2002 Stock Incentive Plan.
Stock Options. Stock options vest and become exercisable as determined by the Administrator and set forth in individual stock option agreements, but may not, in any event, be exercised later than ten years after their grant dates. In addition, stock options may be exercised prior to vesting in some cases. Upon exercise, an optionee must tender the full exercise price of the stock option in cash, check or other form acceptable to the Administrator, at which time the stock options are generally subject to applicable income, employment and other withholding taxes. Stock options may, in the sole discretion of the Administrator as set forth in applicable award agreements, continue to be exercisable for a period following an optionee’s termination of service. Shares issued in respect of exercised stock options may be subject to additional transfer restrictions. Any grants of stock options under the 2002 Stock Incentive Plan to US participants were in the form of non-qualified stock options. Optionees, other than optionees who are employees of our subsidiaries in India, are entitled to exercise their stock options for shares or ADSs in the company.

Corporate Transactions. If we engage in a merger or similar corporate transaction, except as may otherwise be provided in an individual award agreement, outstanding stock options will be terminated unless they are assumed by a successor corporation. In addition, the Administrator has broad discretion to adjust the 2002 Stock Incentive Plan and any stock options thereunder to account for any changes in our capitalization.
Amendment. Our Board of Directors may amend or suspend the 2002 Stock Incentive Plan at any time, provided that any such amendment or suspension must not impact any holder of outstanding stock options without such holder’s consent.
Transferability of Stock Options. Each stock option may be exercised during the optionee’s lifetime only by the optionee. No stock option may be sold, pledged, assigned, hypothecated, transferred or disposed of by an optionee other than by express permission of the Administrator (only in the case of employees of non-Indian subsidiaries), by will or by the laws of descent and distribution.
Number of Shares Authorized; Outstanding Options. As of the date of termination of the 2002 Stock Incentive Plan on July 25, 2006, the day immediately preceding the date of pricing of our initial public offering, an aggregate of 6,082,042 of our ordinary shares had been authorized for grant under the 2002 Stock Incentive Plan, of which options to purchase 2,116,266 ordinary shares were issued and exercised and options to purchase 3,875,655 ordinary shares were issued and outstanding. Of the options to purchase 3,875,655 ordinary shares, options to purchase 3,364,778 ordinary shares have been exercised and options to purchase 178,240 ordinary shares remain outstanding as at July 31, 2011. Options granted under the 2002 Stock Incentive Plan that are forfeited, lapsed or canceled, settled in cash, that expire or are repurchased by us at the original purchase price would have been available for grant under the 2002 Stock Incentive Plan and would be effectively rolled over into our 2006 Incentive Award Plan which was amended and restated in 2009.
Amended and Restated 2006 Incentive Award Plan
We adopted our 2006 Incentive Award Plan on June 1, 2006. The purpose of the 2006 Incentive Award Plan is to promote the success and enhance the value of our company by linking the personal interests of the directors, employees and consultants of our company and our subsidiaries to those of our shareholders and by providing these individuals with an incentive for outstanding performance. The 2006 Incentive Award Plan is further intended to provide us with the ability to motivate, attract and retain the services of these individuals.
On February 13, 2009, we adopted the Amended and Restated 2006 Incentive Award Plan. The Amended and Restated 2006 Incentive Award Plan reflects, among other changes to our 2006 Incentive Award Plan, an increase in the number of ordinary shares and ADSs available for grant under the Amended and Restated 2006 Incentive Award Plan from that available under our 2006 Incentive Award Plan by 1,000,000 shares/ADSs. Our shareholders have previously authorized the issuance under our 2006 Incentive Award Plan of up to a total of 3,000,000 ordinary shares/ADSs, subject to specified adjustments under our 2006 Incentive Award Plan. We are seeking Shareholders’ approval to adopt the Second Amended and Restated 2006 Incentive Award Plan that includes an amendment to increase the number of ordinary shares/ADSs available for grant under the Plan by 2,200,000 ordinary shares to 6,200,000 ordinary shares, subject to the specified adjustments under the Plan. A summary of the Plan is set out under Proposal No. 7 above.
Outstanding Awards. As at July, 31, 2011, options or RSUs to purchase an aggregate of 2,827,351 ordinary shares were outstanding, out of which options or RSUs to purchase 1,028,192 ordinary shares were held by all our directors and executive officers as a group. The exercise prices of these options range from $15.32 to $35.30 and the expiration dates of these options range from July 24, 2016 to July 28, 2021. The weighted average grant date fair value of RSUs granted during fiscal 2011, 2010 and 2009 were $9.09, $10.28 and $13.39 per ADS, respectively. There were no grants of RSUs during fiscal 2006 and 2005. There is no purchase price for the RSUs.

C. Board Practices
Composition of the Board of Directors
Our Memorandum and Articles of Association provide that our Board of Directors consists of not less than three directors, and such maximum number as our directors may determine from time to time. Our Board of Directors currently consists of seven directors. Messrs. Herr, Bernays, Aboody and Sir Anthony satisfy the “independence” requirements of the NYSE rules.
On June 1, 2010, Mr. Parekh entered into a consulting arrangement with another party, whereupon he ceased to qualify as independent under Rule 10A-3 of the Exchange Act. Accordingly, Mr. Parekh stepped down from our Audit Committee effective June 1, 2010. Further, our Board of Directors has decided not to consider Mr. Parekh as an independent director under the NYSE listing standards effective June 1, 2010. Accordingly, our Board of Directors decided that from June 1, 2010 to June 28, 2010 (when Mr. Aboody was appointed as a director as described below), it was not majority independent and effective June 1, 2010, our Nominating and Corporate Governance Committee and our Compensation Committee are no longer fully independent. Effective June 1, 2010, we elected to follow our home country (Jersey, Channel Islands) practice, which does not impose a board or committee independence requirement.
On June 28, 2010, our Board of Directors appointed Mr. Aboody as an independent director and Chairman of our Audit Committee. Upon the appointment of Mr. Aboody as an additional independent director and the chairman of our Audit Committee, our Board has become majority independent and the Audit Committee consists of four independent directors.
All directors hold office until the expiry of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:
•	Class I, whose term will expire at the annual general meeting to be held in fiscal 2014;

•	Class II, whose term will expire at the annual general meeting to be held in fiscal 2012; and

•	Class III, whose term will expire at the annual general meeting to be held in fiscal 2013.
Our directors for fiscal 2011 are classified as follows:
•	Class I: Sir Anthony A. Greener and Mr. Richard O. Bernays;

•	Class II : Mr. Keshav R. Murugesh and Mr. Albert Aboody; and

•	Class III: Mr. Jeremy Young, Mr. Eric B. Herr and Mr. Deepak S. Parekh.
The appointments of Messrs. Murugesh and Aboody will expire at this Annual General Meeting. We are seeking shareholders’ approval for the re-election of Messrs. Murugesh and Aboody at this Annual General Meeting.

At each annual general meeting after the initial classification or special meeting in lieu thereof, the successors to directors whose terms will then expire serve from the time of election until the third annual meeting following election or special meeting held in lieu thereof. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the Board of Directors may have the effect of delaying or preventing changes in control of management of our company.
Jeremy has been appointed as a director as a nominee of Warburg Pincus, the principal shareholder of our company. There are no family relationships among any of our directors or executive officers. The employment agreement governing the services of one of our directors provide for benefits upon termination of employment as described above.
Our Board of Directors held ten meetings in fiscal 2011.
Board Leadership Structure and Board Oversight of Risk
Different individuals currently serve in the roles of Chairman of the Board and Group Chief Executive Officer of our company. Our Board believes that splitting the roles of Chairman of the Board and Group Chief Executive Officer is currently the most appropriate leadership structure for our company. This leadership structure will bring in greater efficiency as a result of vesting two important leadership roles in separate individuals and increased independence for the Board of Directors.
Board’s Role in Risk Oversight
Our Board of Directors is primarily responsible for overseeing our risk management processes. The Board of Directors receives and reviews periodic reports from the Head of Risk Management and Audit as considered appropriate regarding our company’s assessment of risks. The Board of Directors focuses on the most significant risks facing our company and our company’s general risk management strategy, and also ensures that risks undertaken by our company are consistent with the Board’s appetite for risk. While the Board oversees our company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our company and that our Board leadership structure supports this approach.
The Board’s Audit Committee has special responsibilities with respect to financial risks, and regularly reports to the full Board of Directors on these issues. Among other responsibilities, the
Audit Committee reviews the company’s policies with respect to contingent liabilities and risks that may be material to our company, our company’s policies and procedures designed to promote compliance with laws, regulations, and internal policies and procedures, and major legislative and regulatory developments which could materially impact our company.
The Compensation Committee also plays a role in risk oversight as it relates to our company’s compensation policies and practices. Among other responsibilities, the Compensation Committee designs and evaluates our company’s executive compensation policies and practices so that our company’s compensation programs promote accountability among employees and the interests of employees are properly aligned with the interests of our shareholders.
Committees of the Board
Our Board of Directors has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee
The Audit Committee comprises four directors: Messrs. Albert Aboody (Chairman), Eric B. Herr, Richard O. Bernays and Sir Anthony A. Greener. Each of Messrs. Aboody, Herr, Bernays and Sir Anthony A. Greener satisfies the “independence” requirements of Rule 10A-3 of the Exchange Act and the NYSE listing standards. Effective June 1, 2010, Mr. Parekh entered into a consulting arrangement with another party, whereupon he ceased to qualify as independent under Rule 10A-3 of the Exchange Act. Accordingly, Mr. Parekh stepped down from our Audit Committee effective June 1, 2010. Effective June 28, 2010, Mr. Albert Aboody took over as the Chairman of the committee in place of Sir Anthony A. Greener who then continued to be on the committee as a member. The principal duties and responsibilities of our Audit Committee are as follows:
•	to serve as an independent and objective party to monitor our financial reporting process and internal control systems;

•	to review and appraise the audit efforts of our independent accountants and exercise ultimate authority over the relationship between us and our independent accountants; and

•	to provide an open avenue of communication among the independent accountants, financial and senior management and the Board of Directors.
The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties. Messrs. Aboody and Herr serve as our Audit Committee financial experts, within the requirements of the rules promulgated by the Commission relating to listed-company audit committees.
We have posted our Audit Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.
The Audit Committee held eight meetings in fiscal 2011.
Compensation Committee
The Compensation Committee comprises four directors: Messrs. Richard O. Bernays (Chairman), Eric B. Herr, Deepak S. Parekh and Sir Anthony A. Greener. Each of Messrs. Bernays, Herr and Sir Anthony satisfies the “independence” requirements of the NYSE listing standards. Effective June 1, 2010, Mr. Parekh entered into a consulting arrangement with another party. Our Board of Directors decided not to consider Mr. Parekh as an independent director under the NYSE listing standards from the effectiveness of such arrangement. Accordingly, our Board of Directors has determined that effective June 1, 2010, our Compensation Committee is no longer fully independent, whereupon we decided to follow our home country (Jersey, Channel Islands) practice, which does not impose a committee independent requirement. The scope of this committee’s duties includes determining the compensation of our executive officers and other key management personnel. The Compensation Committee also administers the 2002 Stock Incentive Plan and the Amended and Restated 2006 Incentive Award Plan, reviews performance appraisal criteria and sets standards for and decides on all employee shares options allocations when delegated to do so by our Board of Directors.
We have posted our Compensation Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.
The Compensation Committee held six meetings in fiscal 2011.
Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee comprises four directors: Messrs. Deepak S. Parekh (Chairman), Eric B. Herr, Richard O. Bernays and Sir Anthony A. Greener. Each of Messrs. Herr and Bernays and Sir Anthony satisfies the “independence” requirements of the NYSE listing standards. Effective June 1, 2010 Mr. Parekh entered into a consulting arrangement with another party. Our Board of Directors decided not to consider Mr. Parekh as an independent director under the NYSE listing standards from date of the effectiveness of such arrangement. Accordingly, our Board of Directors has determined that effective June 1, 2010, our Nominating and Corporate Governance Committee is no longer full independent, whereupon we decided to elect to follow our home country (Jersey, Channel Islands) practice, which does not impose a committee independence requirement. The principal duties and responsibilities of the nominating and governance committee are as follows:
•
to assist the Board of Directors by identifying individuals qualified to become board members and members of board committees, to recommend to the Board of Directors nominees for the next annual meeting of shareholders, and to recommend to the Board of Directors nominees for each committee of the Board of Directors;

•	to monitor our corporate governance structure; and

•	to periodically review and recommend to the Board of Directors any proposed changes to the corporate governance guidelines applicable to us.
We have posted our Nominating and Corporate Governance Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.
The Nominating and Corporate Governance Committee uses its judgment to identify well qualified individuals who are willing and able to serve on our Board of Directors. Pursuant to its charter, the Nominating and Corporate Governance Committee may consider a variety of criteria in recommending candidates for election to our board, including an individual’s personal and professional integrity, ethics and values; experience in corporate management, such as serving as an officer or former officer of a publicly held company, and a general understanding of marketing, finance and other elements relevant to the success of a publicly-traded company in today’s business environment; experience in our company’s industry and with relevant social policy concerns; experience as a board member of another publicly held company; academic expertise in an area of our company’s operations; and practical and mature business judgment, including ability to make independent analytical inquiries.
While the Nominating and Corporate Governance Committee does not have a formal policy with respect to the consideration of diversity in identifying director nominees, it nevertheless considers director nominees with a diverse range of backgrounds, skills, national origins, values, experiences, and occupations.
The Nominating and Corporate Governance Committee held five meetings in fiscal 2011.
Executive Sessions
Our non-executive directors meet regularly in executive session without executive directors or management present. The purpose of these executive sessions is to promote open and candid discussion among the non-executive directors. Mr. Eric B. Herr has presided over all executive sessions. Our non-executive directors held four executive sessions in fiscal 2011.
Shareholders and other interested parties may communicate directly with the presiding director or with our non-executive directors as a group by writing to the following address: WNS (Holdings) Limited, Attention: Non-Executive Directors, Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India.
D. Employees
For a description of our employees, see “Item 4. Information on the Company — Business Overview — Human Capital.”

E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as at July 31, 2011 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as at July 31, 2011 are based on an aggregate of 44,512,811 ordinary shares outstanding as of that date.

	Number of Ordinary Shares
	Beneficially Owned
Name	Number	Percent
Directors
Keshav R. Murugesh(4)	87,820	0.20%
Jeremy Young(1)(3)	21,366,644	48.00%
Eric B. Herr	35,572	0.08%
Deepak S. Parekh	28,572	0.06%
Richard O. Bernays	28,572	0.06%
Anthony A. Greener	26,553	0.06%
Albert Aboody	1,806	0.004%
Executive Officers
Alok Misra	88,552	0.20%
Johnson J. Selvadurai(2)	322,004	0.72%
Michael Garber	—	—
Ronald Strout	4,000	0.009%
Swaminathan Rajamani	—	—
All our directors and executive officers as a group (twelve persons)(3)	21,990,095	49.40%

Notes:

(1)
Jeremy Young is a director of our company and a Managing Director and member of Warburg Pincus LLC. All shares indicated as owned by Mr. Young was a result of his affiliation with the Warburg Pincus entities. Mr. Young disclaims beneficial ownership of all shares held by the Warburg Pincus entities.

(2)	Of the 322,004 shares beneficially owned by Johnson J. Selvadurai, 251,666 shares are indirectly held via a trust which is controlled by Mr. Selvadurai.

(3)
Includes the shares beneficially owned by Jeremy Young, nominee director of Warburg Pincus, because of his affiliation with the Warburg Pincus entities. Mr. Young disclaims beneficial ownership of all shares held by the Warburg Pincus entities.

(4)	Of the 87,820 shares beneficially owned by Keshav R. Murugesh 19,856 shares are held jointly with his wife Shamini K. Murugesh in the form of ADRs.

The following table sets forth information concerning options and RSUs held by our directors and executive officers as at July 31, 2011:

	Options Summary					RSU Summary
							Number
			Number of				of shares
			shares				underlying
	Number of		underlying			Number of	RSUs	Number
	shares		unexercised	Number		shares	that will	of shares
	underlying		options that	of shares		underlying	vest in	underlying
	unexercised		will vest in	underlying		RSUs held	next 60	RSUs
	but		next 60 days	options		that have	days from	held that
	vested	Exercise	from July	that have	Exercise	vested but	July 31,	have not
Name	options	price	31, 2011	not vested	Price	unexercised	2011	vested
Directors
Keshav Murugesh						52,000	15,964	393,204
Eric B. Herr	14,000	$20.00					2,760	38,587
	2,000	$22.98
Jeremy Young	—	—
Deepak S. Parekh	14,000	$20.00					2,760	10,587
	2,000	$22.98
Richard O. Bernays	14,000	$28.87					2,760	10,587
	2,000	$22.98
Anthony Armitage Greener	14,000	$28.48					3,690	10,587
	2,000	$22.98
Albert Aboody								14,255
Executive Officers
Alok Misra	13,260	$15.32				69,292	6,000	100,121
J.J. Selvadurai	20,000	$20.00				33,111	4,000	48,440
	5,000	$30.21
	8,227	$27.75
Ron Strout							4,000	23,500
Mike Garber								33,000
R Swaminathan								38,500

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information regarding beneficial ownership of our ordinary shares as at July 31, 2011 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 44,512,811 ordinary shares outstanding as of that date. Beneficial ownership is determined in accordance with the rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

		Percentage
	Number of Shares	Beneficially
Name of Beneficial Owner	Beneficially Owned	Owned(1)
Warburg Pincus(2)	21,366,644	48.00%
FMR LLC(3)	6,354,465	14.28%
Columbia Wanger Asset Management, L.P. (4)	5,979,000	13.43%
Nalanda India Fund Limited(5)	5,211,410	11.71%

Notes:

(1)	Based on an aggregate of 44,512,811 ordinary shares outstanding as at July 31, 2011.

(2)
Information is based on a report on Schedule 13G jointly filed with the Commission on August 22, 2006 by Warburg Pincus Private Equity VIII, L.P. (“WP VIII”), Warburg Pincus International Partners, L.P. (“WPIP”), Warburg Pincus Netherlands International Partners I, CV (“WP Netherlands”), Warburg, Pincus Partners, LLC (“WPP LLC”), Warburg, Pincus & Co. (“Warburg Pincus”), and Warburg Pincus LLC (“WP LLC). The sole general partner of each of WP VIII, WPIP and WP Netherlands is WPP LLC. WPP LLC is managed by Warburg Pincus. WP LLC manages each of WP VIII, WPIP and WP Netherlands. Charles R. Kaye and Joseph P. Landy are each Managing General Partners of Warburg Pincus and Co-President and Managing Members of WP LLC. Each of Warburg Pincus, WPP LLC, WP LLC, Mr. Kaye and Mr. Landy disclaims beneficial ownership of the ordinary shares except to the extent of any indirect pecuniary interest therein.

(3)
Information is based on a report on Amendment No. 5 to Schedule 13G jointly filed with the Commission on February 14, 2011 by FMR LLC, Edward C. Johnson 3d, Fidelity Management & Research Company and Fidelity Mid Cap Stock Fund. Edward C. Johnson 3d is the Chairman of FMR LLC. Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, is the investment adviser to Fidelity Mid Cap Stock Fund.

(4)	Information is based on a report on Amendment No. 3 to Schedule 13G jointly filed with the Commission on February 11, 2011 by Columbia Wanger Asset Management, L.P. and Columbia Acorn Trust.

(5)	Information is based on a report on Schedule 13G filed with the Commission on February 2, 2011 by Nalanda India Fund Limited.

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:
•
FMR LLC reported its percentage ownership of our ordinary shares to be 10.264% in a report on Schedule 13G jointly filed with the Commission on June 19, 2007, 14.999% in a report on Amendment No. 1 to Schedule 13G jointly filed with the Commission on February 14, 2008, 9.49% in a report on Amendment No. 3 to Schedule 13G jointly filed with the Commission on February 17, 2009, 12.641% in a report on Amendment No. 4 to Schedule 13G jointly filed with the Commission on February 16, 2010 and 15.00% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Amendment No. 5 to Schedule 13G jointly filed with the Commission on February 14, 2011

•
Columbia Wanger Asset Management, L.P. reported its percentage ownership of our ordinary shares to be Columbia 8.16% in a report on Schedule 13G filed with the Commission on February 5, 2009, 10.05% in a report on Amendment No. 1 to Schedule 13G filed with the Commission on March 9, 2009, 12.2% in a report on Amendment No. 2 to Schedule 13G filed with the Commission on February 10, 2010 and 13.4% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Amendment No. 3 to Schedule 13G filed with the Commission on February 11, 2011.

•
Nalanda India Fund Limited reported its percentage ownership of our ordinary shares to be 5.25% in a report on Schedule 13G filed with the Commission on March 20, 2008, 9.86% in a report on Amendment No. 1 to Schedule 13G filed with the Commission on February 9, 2009, 12.3% in reports on Schedule 13G filed with the Commission on February 10, 2009 and January 13, 2010 and 11.76% (based on the then number of our ordinary shares reported as outstanding at that time) in reports on Schedule 13G filed with the Commission on February 2, 2011.

•
Tiger Global Management, LLC reported that it owned 6.6% of our ordinary shares in a report on Amendment No. 1 to Schedule 13G filed with the Commission on February 12, 2009 and thereafter divested its entire interest in a report on Amendment No. 2 to Schedule 13G filed with the Commission on February 12, 2010.

•
Lone Spruce, L.P., Lone Balsam, Lone Sequoia, Lone Pine Associates LLC, Lone Pine Capital LLC (which we refer to collectively herein as “Lone Capital”) and Stephen F. Mandel reported Lone Pine Associates’s ownership of 1.0%, Lone Pine Capital’s ownership of 4.4% and Mr. Mandel’s ownership of 5.4% of our ordinary shares in a report on Schedule 13G jointly filed with the Commission on August 17, 2007 by Lone Capital and Mr. Mandel. Lone Capital and Mr. Mandel thereafter in a report on Amendment No. 1 to Schedule 13G jointly filed with the Commission on February 14, 2008 reported that they ceased to own more than 5% of our ordinary shares. Lone Pine Associates, the general partner of Lone Spruce, Lone Sequoia and Lone Balsam, has the power to direct the affairs of Lone Spruce, Lone Sequoia and Lone Balsam. Mr. Mandel is the Managing Member of each of Lone Pine Associates and Lone Pine Capital and in such capacity directs their operations.

None of our major shareholders have different voting rights from our other shareholders.
As at July 31, 2011, 21,405,040 of our ordinary shares, representing 48.09% of our outstanding ordinary shares, were held by a total of 25 holders of record with addresses in the US. As at the same date, 22,517,104 of our ADSs (representing 22,517,104 ordinary shares), representing 50.59% of our outstanding ordinary shares, were held by one registered holder of record with addresses in and outside of the US. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.

B. Related Party Transactions
(Amounts in thousands, unless otherwise indicated)
Since fiscal 2003, we have entered into agreements with certain investee companies of another of our principal shareholders, Warburg Pincus, to provide business process outsourcing services. These investee companies are companies in which Warburg Pincus has 10% or more beneficial share ownership. In fiscal 2011, 2010 and 2009, these investee companies in the aggregate accounted for $3.8 million, $2.6 million and $3.2 million, respectively, representing 0.6%, 0.5% and 0.6% of our revenue, respectively, and 1.0%, 0.7% and 0.8% of our revenue less repair payments, respectively. We have also entered into agreements with certain other investee companies of Warburg Pincus under which we receive certain enterprise resource planning services from them. In fiscal 2011, 2010 and 2009, these investee companies in the aggregate accounted for $20, $nil and $109 in expenses, respectively. We also purchase equipment from certain investee companies of Warburg Pincus. In fiscal 2011, 2010 and 2009, we paid these investee companies in the aggregate $nil, $nil and $2, respectively, for these equipment.
On January 1, 2005, we entered into an agreement with Datacap Software Private Limited (“Datacap”), pursuant to which Datacap granted us the license to use its proprietary IT-enabled services software program. Johnson J. Selvadurai, our Managing Director of European Operations, is a principal shareholder of Datacap. In fiscal 2011, 2010 and 2009, we paid $1, $5 and $30, respectively, for the license under the agreement. In fiscal 2011, 2010 and 2009, we paid Datacap $nil, $2 and $5 respectively, for purchase of computers and software.
On September 18, 2007, we entered into an agreement with Mahindra & Mahindra Limited for the hire of transport services. Our director, Mr. Deepak S. Parekh, is an executive director of Mahindra & Mahindra Limited. In fiscal 2009, we paid $4 for such transport services. No such services were availed and accordingly, no payments were made in fiscal 2011 and 2010.
In March 2008, we entered into an agreement with Singapore Telecommunications Limited for the provision of lease line services. Our director, Mr. Deepak S. Parekh, was an executive director of Singapore Telecommunications Limited till July 2010. In fiscal 2011, 2010 and 2009 we paid $161, $319 and $274 respectively, for such services.
In fiscal 2009, we obtained a short-term loan of 440 million ($10.04 million based on the spot rate of 43.84 per $1.00 on the date of the loan) from HDFC Limited for working capital purposes. Our director, Mr. Deepak S. Parekh, is the Chairman of HDFC Limited. Interest was payable at the rate of 15.5% per annum. In fiscal 2009, an interest amount of $269 was paid to HDFC Limited. The loan was repaid in September and November 2008.
In fiscal 2010, we paid $4 to The Indian Hotels Company Limited towards hiring of accommodation and related services. Our director, Mr. Deepak S. Parekh, is a director of The Indian Hotels Company Limited.
In the fiscal 2011, we paid $55 to SIFE India, a non-profit company where Mr. Keshav R. Murugesh, our director holds directorship.

Principal Accountant Fees and Services
Grant Thornton has served as our independent public accountant for the fiscal year ended March 31, 2011. Prior to this year, Ernst & Young served as our independent public accountant for fiscal year ended March 31, 2010 and the subsequent interim reporting period through August 31, 2010. The following table shows the fees we paid or accrued for the audit and other services provided by Grant Thornton for the year ended March 31, 2011, and the fees we paid or accrued for the audit and other services provided by our former independent auditor, Ernst & Young for the year ended March 31, 2010 and a portion of the subsequent interim reporting period through August 31, 2010.

	Fiscal
	2011(1)	2011(2)	2010(2)
Audit fees	$499,000	$200,000	$822,000
Audit-related fees	28,250	101,000	48,200
Tax fees	6,000	—	27,000
All other fees	—	—	17,600

Notes:

(1)	Fees of Grant Thornton.

(2)	Fees of Ernst & Young.
Audit fees. This category consists of fees billed for the audit of financial statements, quarterly review of financial statements and other audit services, which are normally provided by the independent auditors in connection with statutory and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and include the group audit; statutory audits required by non-US jurisdictions; comfort letters and consents; attest services; and assistance with and review of documents filed with the Commission.
Audit-related fees. This category consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include service tax certifications, advisory services relating to financial reporting in interactive data format (XBRL) and SAS 70 audits.
Tax fees. This category includes fees billed for tax compliance services, including tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from taxing authorities and tax planning services.
All other fees. This category includes fees billed for advisory services in relation with STPI and SEZ set ups.
Audit Committee Pre-approval Process
Our Audit Committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by the independent auditors. All of the services provided by Grant Thornton and Ernst & Young during the last fiscal year have been approved by our Audit Committee.

STOCK PERFORMANCE GRAPH
The stock performance graph below shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the U.S. Securities Act of 1933, as amended, or under the Exchange Act (collectively, the “Acts”), except to the extent the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts. This graph below compares the total shareholder return of the Company’s ADSs, each represented by one ordinary share, with the S&P 500 Index, the NYSE Composite Index and our peer group index over a period from July 26, 2006 to March 31, 2011. Our peer group index is constructed based on the following selected peer group of companies: Infosys Technologies Limited, Wipro Limited, Cognizant Technology Solutions Corporation, Tata Consultancy Services Limited (trading on the Bombay Stock Exchange and National Stock Exchange, India) and Exlservice Holdings, Inc. and Genpact Limited. The Company believes that these companies most closely resemble business mix and that their performance is representative of its industry. The returns of the component entities of the Company’s peer group index are weighed according to the market capitalization of each entity as of the beginning of each period for which a return is presented. July 26, 2006 was the first day of trading in the Company’s ADSs. The total shareholder return assumes US$100 invested at the beginning of the period in the Company’s ADSs, the S&P 500 Index, the NYSE composite Index and our peer group index. It also assumes reinvestment of all dividends. Pursuant to the rules and interpretations of the Commission, the graph is calculated using, as the beginning measurement point, the closing price of the Company’s ADSs on July 26, 2006, which was US$24.50. The initial public offering price of the Company’s ADSs was US$20.00 per share.
Cumulative Total Return
Based upon an initial investment of US$100 on July 26, 2006 with dividends reinvested

Appendix A
THE SECOND AMENDED AND RESTATED WNS (HOLDINGS) LIMITED
2006 INCENTIVE AWARD PLAN
ARTICLE 1.
PURPOSE
The purpose of the Second Amended and Restated WNS (Holdings) Limited 2006 Incentive Award Plan (the “Plan”) is to promote the success and enhance the value of WNS (Holdings) Limited, a corporation organized under the laws of Jersey (the “Company”), by linking the personal interests of the members of the Board, Employees, and Consultants to those of Company shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company shareholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.
ARTICLE 2.
DEFINITIONS AND CONSTRUCTION
Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.
2.1 “ADS” means one American Depositary Share of the Company.
2.2 “Award” means an Option, a Restricted Share award, a Share Appreciation Right award, a Performance Share award, a Performance Share Unit award, a Share Payment award, a Deferred Share award, a Restricted Share Unit award, a Performance Bonus Award, or a Performance-Based Award granted to a Participant pursuant to the Plan.
2.3 “Award Agreement” means any written agreement, contract, or other instrument or document evidencing an Award, including through electronic medium.
2.4 “Board” means the Board of Directors of the Company.
2.5 “Change in Control” means and includes each of the following:
(a) A transaction or series of transactions (other than an offering of Shares to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Warburg Entities, the Company, any subsidiary of the Company, an employee benefit plan maintained by the Company or any subsidiary of the Company or a “person” that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, any Warburg Entity or the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; or

(b) During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new director(s) (other than a director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in Section 2.5(a) hereof or Section 2.5(c) hereof) whose election by the Board or nomination for election by the Company’s shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or
(c) The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or shares of another entity, in each case other than a transaction:
(i) Which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction, and
(ii) After which no person or group, other than the Warburg Entities or any affiliate thereof, beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this Section 2.5(c)(ii) as beneficially owning 50% or more of combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; or
(d) The Company’s shareholders approve a liquidation or dissolution of the Company.
Notwithstanding anything herein or in any Award Agreement to the contrary, if a Change in Control constitutes a payment event with respect to any Award that is subject to United States income tax and which provides for a deferral of compensation that is subject to Section 409A of the Code, the transaction or event described in subsection (a), (b), (c) or (d) must also constitute a “change in control event,” as defined in Treasury Regulation §1.409A-3(i)(5), in order to constitute a Change in Control for purposes of payment of such Award.
2.6 “Code” means the Internal Revenue Code of 1986, as amended.
2.7 “Committee” means the committee of the Board described in Article 12 hereof.
2.8 “Consultant” means any consultant or adviser if: (a) the consultant or adviser renders bona fide services to the Company; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities; and (c) the consultant or adviser is a natural person who has contracted directly with the Company or any Subsidiary to render such services.

2.9 “Covered Employee” means an Employee who is, or could be, a “covered employee” within the meaning of Section 162(m) of the Code.
2.10 “Deferred Share” means a right to receive a specified number of Shares or ADSs during specified time periods pursuant to Section 8.4 hereof.
2.11 “Disability” means that the Participant qualifies to receive long-term disability payments under the Company’s long-term disability insurance program, as it may be amended from time to time. Notwithstanding anything herein or in any Award Agreement to the contrary, if a Disability constitutes a payment event with respect to any Award that is subject to United States income tax and which provides for a deferral of compensation that is subject to Section 409A of the Code, the Participant shall only experience a Disability hereunder for purposes of the payment of such Award if the Participant is “disabled” within the meaning of Treasury Regulation Section 1.409A-3(i)(4).
2.12 “Effective Date” shall have the meaning set forth in Section 13.1 hereof.
2.13 “Eligible Individual” means any person who is an Employee, a Consultant or an Independent Director, as determined by the Committee.
2.14 “Employee” means any officer or other employee (as defined in accordance with Section 3401(c) of the Code) of the Company or any Subsidiary.
2.15 “Equity Restructuring” shall mean a nonreciprocal transaction between the Company and its shareholders, such as a Share dividend, Share split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of Shares (or other securities of the Company) or the Share price of Common Stock (or other securities) and causes a change in the per Share value of the Common Stock underlying outstanding Awards.
2.16 “Exchange Act” means the Securities Exchange Act of 1934, as amended.
2.17 “Fair Market Value” means, as of any given date, (a) if the Shares are listed on any established stock exchange or a national market system, the closing price of a Share as reported in the Wall Street Journal (or such other source as the Board may deem reliable for such purposes) for such date or, if no sale occurred on such date, the first trading date immediately prior to such date during which a sale occurred, or (b) if the Shares are not traded on an exchange but are quoted on a quotation system, (i) the last sales price of a Share on such date, or (ii) if no sales occur on such date, the mean between the closing representative bid and asked prices for a Share on such date or, if no prices are reported on such date, the first date immediately prior to such date on which sales prices or bid and asked prices, as applicable, are reported by such quotation system; or (c) if the Shares are not publicly traded or, with respect to any non-Share based Award or the settlement of an Award, the fair market value established by the Committee acting in good faith.
2.18 “Full Value Award” means any Award other than an Option or other Award for which the Participant pays the intrinsic value (whether directly or by forgoing a right to receive a payment from the Company).
2.19 “Incentive Stock Option” means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.
2.20 “Independent Director” means a member of the Board who is not an Employee of the Company.

2.21 “Non-Employee Director” means a member of the Board who qualifies as a “Non-Employee Director” as defined in Rule 16b-3(b) (3) under the Exchange Act, or any successor rule.
2.22 “Non-Qualified Option” means an Option that is not intended to be an Incentive Stock Option.
2.23 “Option” means a right granted to a Participant pursuant to Article 5 hereof to purchase a specified number of Shares or ADSs at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Non-Qualified Option.
2.24 “Participant” means any Eligible Individual who, as a member of the Board or Employee, has been granted an Award pursuant to the Plan.
2.25 “Performance-Based Award” means an Award granted to selected Covered Employees which the Committee determines shall be subject to the terms and conditions set forth in Article 9 hereof. All Performance-Based Awards are intended to qualify as Qualified Performance-Based Compensation.
2.26 “Performance Bonus Award” has the meaning set forth in Section 8.6 hereof.
2.27 “Performance Criteria” means the criteria that the Committee selects for purposes of establishing the Performance Goal or Performance Goals for a Participant for a Performance Period. The Performance Criteria that will be used to establish Performance Goals are limited to the following: net earnings (either before or after interest, taxes, depreciation and amortization), economic value-added, sales or revenue, net income (either before or after taxes and share-based compensation), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on shareholders’ equity, return on assets, return on capital, shareholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per Share or ADS, and market share, any of which may be measured either in absolute terms by comparison to comparable performance in an earlier period or periods, or as compared to results of a peer group, industry index, or other company or companies. The Committee shall define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period for such Participant.
2.28 “Performance Goals” means, for a Performance Period, the goals established in writing by the Committee for the Performance Period based upon the Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a division, business unit, or an individual. The Committee, in its discretion, may, within the time prescribed by Section 162(m) of the Code, adjust or modify the calculation of Performance Goals for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants (a) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event, or development, or (b) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions.
2.29 “Performance Period” means the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to, and the payment of, a Performance-Based Award.

2.30 “Performance Share” means a right granted to a Participant pursuant to Section 8.1 hereof, to receive Shares, the payment of which is contingent upon achieving certain Performance Goals or other performance-based targets established by the Committee.
2.31 “Performance Share Unit” means a right granted to a Participant pursuant to Section 8.2 hereof, to receive Shares or ADSs, the payment of which is contingent upon achieving certain Performance Goals or other performance-based targets established by the Committee.
2.32 “Plan” means this Amended and Restated WNS (Holdings) Limited 2006 Incentive Award Plan, as it may be amended from time to time.
2.33 “Prior Plan” means the WNS (Holdings) Limited, Jersey 2002 Stock Incentive Plan, as such plan may be amended from time to time.
2.34 “Qualified Performance-Based Compensation” means any compensation that is intended to qualify as “qualified performance-based compensation” as described in Section 162(m) (4) (C) of the Code.
2.35 “Restricted Shares” means Shares or ADSs awarded to a Participant pursuant to Article 6 hereof that is subject to certain restrictions and may be subject to risk of forfeiture.
2.36 “Restricted Share Unit” means an Award granted pursuant to Section 8.5 hereof.
2.37 “Securities Act” shall mean the Securities Act of 1933, as amended.
2.38 “Share” means an ordinary share of the Company, par value 10 pence per share, and such other securities of the Company that may be substituted for Shares pursuant to Article 11 hereof.
2.39 “Share Appreciation Right” or “SAR” means a right granted pursuant to Article 7 hereof to receive a payment equal to the excess of the Fair Market Value of a specified number of Shares or ADSs on the date the SAR is exercised over the Fair Market Value on the date the SAR was granted as set forth in the applicable Award Agreement.
2.40 “Share Payment” means (a) a payment in the form of Shares or ADSs, or (b) an option or other right to purchase Shares or ADSs, as part of any bonus, deferred compensation or other arrangement, made in lieu of all or any portion of the compensation, granted pursuant to Section 8.3 hereof.
2.41 “Subsidiary” means any “subsidiary corporation” as defined in Section 424(f) of the Code and any applicable regulations promulgated thereunder or any other entity of which a majority of the outstanding voting shares or voting power is beneficially owned directly or indirectly by the Company.
2.42 “Warburg Entities” means Warburg, Pincus International Partners, L.P., a Delaware limited partnership; Warburg, Pincus Private Equity VIII, L.P., a Delaware limited partnership; Warburg, Pincus Netherlands International Partners 1, C.V., a Commanditaire Ventooschap organized under the laws of the Netherlands; and Warburg, Pincus Netherlands International Partners II, C.V., a Commanditaire Ventooschap organized under the laws of the Netherlands.

ARTICLE 3.
SHARES SUBJECT TO THE PLAN
3.1 Number of Shares and ADSs.
(a) Subject to Article 11 and Section 3.1(b), the aggregate number of Shares and ADSs, in the aggregate, which may be issued or transferred pursuant to Awards under the Plan shall be equal to the sum of (x) six million and two hundred thousand (6,200,000), and (y) any Shares or ADSs which as of the Effective Date are available for issuance under the Prior Plan, and (z) any Shares or ADSs subject to awards under the Prior Plan which terminate, expire, lapse for ay reason or are settled in cash on or after the Effective Date. In order that the applicable regulations under the Code relating to Incentive Stock Options be satisfied, the maximum number of Shares and ADSs that may be delivered under the Plan upon the exercise of Incentive Stock Options shall be that number of shares specified in Section 3.1(a)(x) above.
(b) To the extent that an Award terminates, expires, or lapses for any reason, or is settled in cash, any Shares or ADSs subject to the Award shall again be available for the grant of an Award pursuant to the Plan. Any Shares or ADSs tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any Award shall not subsequently be available for grant of an Award pursuant to the Plan. To the extent permitted by applicable law or any exchange rule, Shares and ADSs issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by the Company or any Subsidiary shall not be counted against Shares and ADSs available for grant pursuant to this Plan. To the extent that a SAR is exercised for, or settled in, Shares or ADSs, the full number of shares or ADSs subject to such SAR shall be counted for purposes of calculating the aggregate number of Shares and ADSs available for issuance under the Plan as set forth in Section 3.1(a), regardless of the actual number of shares or ADSs issued upon such exercise or settlement. Notwithstanding the provisions of this Section 3.1(b), no Shares or ADSs may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.
3.2 Shares and ADSs Distributed. Any Shares or ADSs distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or ADSs, treasury Shares or ADSs, or Shares or ADSs purchased on the open market.
3.3 Limitation on Number of Shares and ADSs Subject to Awards. Notwithstanding any provision in the Plan to the contrary, and subject to Article 11 hereof, the maximum number of Shares and ADSs with respect to one or more Awards that may be granted to any one Participant during any calendar year shall be 500,000 and the maximum amount that may be paid in cash with respect to one or more Awards to any one Participant which are not denominated in Shares or ADSs or otherwise for which the foregoing limitation would not be an effective limitation, the maximum amount that may be paid in cash during any calendar year shall be $10,000,000.
ARTICLE 4.
ELIGIBILITY AND PARTICIPATION
4.1 Eligibility. Each Eligible Individual shall be eligible to be granted one or more Awards pursuant to the Plan.
4.2 Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from among all Eligible Individuals, those to whom Awards shall be granted and shall determine the nature and amount of each Award. No Eligible Individual shall have any right to be granted an Award pursuant to this Plan.

4.3 Foreign Participants. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Subsidiaries operate or have Eligible Individuals, the Committee, in its sole discretion, shall have the power and authority to: (i) determine which Subsidiaries shall be covered by the Plan; (ii) determine which Eligible Individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to Eligible Individuals outside the United States to comply with applicable foreign laws; (iv) establish sub plans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable (any such sub plans and/or modifications shall be attached to this Plan as appendices); provided, however, that no such sub plans and/or modifications shall increase the share limitations contained in Sections 3.1 and 3.3 hereof; and (v) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act, the Code, any securities law or governing statute or any other applicable law.
ARTICLE 5.
OPTIONS
5.1 General. The Committee is authorized to grant Options to Participants on the following terms and conditions:
(a) Exercise Price. The exercise price per Share subject to an Option shall be determined by the Committee and set forth in the Award Agreement; provided, that, subject to Section 5.2(b) hereof, the per share exercise price for any Option shall not be less than 100% of the Fair Market Value of a Share on the date of grant.
(b) Time and Conditions of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part; provided, that the term of any Option granted under the Plan shall not exceed ten years. The Committee shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised.
(c) Payment. The Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation: (i) cash, (ii) Shares or ADSs having a fair market value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof, including shares or ADSs that would otherwise be issuable or transferable upon exercise of the Option, or (iii) other property acceptable to the Committee (including through the delivery of a notice that the Participant has placed a market sell order with a broker with respect to Shares or ADSs then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price; provided, that payment of such proceeds is then made to the Company at such time as may be required by the Company, not later than the settlement of such sale), and the methods by which Shares or ADSs shall be delivered or deemed to be delivered to Participants. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a member of the Board or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the exercise price of an Option, or continue any extension of credit with respect to the exercise price of an Option with a loan from the Company or a loan arranged by the Company iin violation of Section 13(k) of the Exchange Act.

(d) Evidence of Grant. All Options shall be evidenced by an Award Agreement between the Company and the Participant. The Award Agreement shall include such additional provisions as may be specified by the Committee.
5.2 Incentive Stock Options. Incentive Stock Options shall be granted only to employees of the Company or any “parent corporation” or “subsidiary corporation” of the Company within the meaning of Section 424(e) and 424(f), respectively, of the Code, and the terms of any Incentive Stock Options granted pursuant to the Plan, in addition to the requirements of Section 5.1 hereof, must comply with the provisions of this Section 5.2.
(a) Dollar Limitation. The aggregate Fair Market Value (determined as of the time the Option is granted) of all Shares or ADSs with respect to which Incentive Stock Options are first exercisable by a Participant in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Stock Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Options.
(b) Ten Percent Owners. An Incentive Stock Option may not be granted to any individual who, at the date of grant, owns shares possessing more than ten percent of the total combined voting power of all classes of stock of the Company or any “parent corporation” or “subsidiary corporation” of the Company within the meaning of Section 424(e) and 424(f), respectively, of the Code, unless such Option is granted at a price that is not less than 110% of Fair Market Value on the date of grant and the Option is exercisable for no more than five years from the date of grant.
(c) Notice of Disposition. The Participant shall give the Company prompt notice of any disposition of Shares or ADSs acquired by exercise of an Incentive Stock Option within (i) two years from the date of grant of such Incentive Stock Option or (ii) one year after the transfer of such Shares or ADSs to the Participant.
(d) Right to Exercise. During a Participant’s lifetime, an Incentive Stock Option may be exercised only by the Participant.
(e) Failure to Meet Requirements. Any Option (or portion thereof) purported to be an Incentive Stock Option, which, for any reason, fails to meet the requirements of Section 422 of the Code shall be considered a Non-Qualified Option.
ARTICLE 6.
RESTRICTED SHARE AWARDS
6.1 Grant of Restricted Shares. The Committee is authorized to make Awards of Restricted Shares to any Participant selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee. All Awards of Restricted Shares shall be evidenced by an Award Agreement.
6.2 Issuance and Restrictions. Subject to Section 10.6, Restricted Shares shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Shares or the right to receive dividends on the Restricted Shares). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.
6.3 Forfeiture. Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Shares that is at that time subject to restrictions shall be forfeited; provided, however, that except as otherwise provided by Section 10.6, the Committee may (a) provide in any Restricted Share Award Agreement that restrictions or forfeiture conditions relating to Restricted Shares will lapse in whole or in part in the event of terminations resulting from specified causes, and (b) provide in other cases for the lapse in whole or in part of restrictions or forfeiture conditions relating to Restricted Shares.

6.4 Certificates for Restricted Shares. Restricted Shares granted pursuant to the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Shares or ADSs are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Shares, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.
ARTICLE 7.
SHARE APPRECIATION RIGHTS
7.1 Grant of Share Appreciation Rights.
(a) A Share Appreciation Right may be granted to any Participant selected by the Committee. A Share Appreciation Right shall be subject to such terms and conditions not inconsistent with the Plan as the Committee shall impose and shall be evidenced by an Award Agreement.
(b) A Share Appreciation Right shall entitle the Participant (or other person entitled to exercise the Share Appreciation Right pursuant to the Plan) to exercise all or a specified portion of the Share Appreciation Right (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount equal to the product of (i) the excess of (A) the Fair Market Value of a Share on the date the Share Appreciation Right is exercised over (B) the Fair Market Value of a Share on the date the Share Appreciation Right was granted and (ii) the number of Shares or ADSs with respect to which the Share Appreciation Right is exercised, subject to any limitations the Committee may impose. The Committee shall determine the time or times at which a Share Appreciation Right may be exercised in whole or in part; provided, that the term of any Share Appreciation Right granted under the Plan shall not exceed ten years.
7.2 Payment and Limitations on Exercise.
(a) Subject to Section 7.2(b), payment of the amounts determined under Sections 7.1(b) above shall be in cash, in Shares (based on its Fair Market Value as of the date the Share Appreciation Right is exercised) or a combination of both, as determined by the Committee in the Award Agreement.
(b) To the extent any payment under Section 7.1(b) is effected in Shares, it shall be made subject to satisfaction of all provisions of Article 5 above pertaining to Options.
ARTICLE 8.
OTHER TYPES OF AWARDS
8.1 Performance Share Awards. Any Participant selected by the Committee may be granted one or more Performance Share awards which shall be denominated in a number of Shares or ADSs and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

8.2 Performance Share Units. Any Participant selected by the Committee may be granted one or more Performance Share Unit awards which shall be denominated in unit equivalent of Shares, ADSs and/or units of value including dollar value of Shares or ADSs and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.
8.3 Share Payments. Any Participant selected by the Committee may receive Share Payments in the manner determined from time to time by the Committee. The number of shares or ADSs shall be determined by the Committee and may be based upon the Performance Criteria or other specific performance criteria determined appropriate by the Committee, determined on the date such Share Payment is made or on any date thereafter.
8.4 Deferred Shares. Any Participant selected by the Committee may be granted an award of Deferred Shares in the manner determined from time to time by the Committee. The number of Deferred Shares shall be determined by the Committee and may be linked to the Performance Criteria or other specific performance criteria determined to be appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee subject to Section 10.6. Shares underlying a Deferred Share award will not be issued until the Deferred Share award has vested, pursuant to a vesting schedule or performance criteria set by the Committee. Unless otherwise provided by the Committee, a Participant awarded Deferred Shares shall have no rights as a Company shareholder with respect to such Deferred Shares until such time as the Deferred Share Award has vested and the Shares underlying the Deferred Share Award has been issued. Notwithstanding anything herein to the contrary, any award of Deferred Shares that is subject to United State income tax shall be structured in a manner that complies with Section 409A of the Code or an available exemption therefrom.
8.5 Restricted Share Units. The Committee is authorized to make Awards of Restricted Share Units to any Participant selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee. At the time of grant, the Committee shall specify the date or dates on which the Restricted Share Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate subject to Section 10.6. At the time of grant, the Committee shall specify the maturity date applicable to each grant of Restricted Share Units which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the grantee. On the maturity date, the Company shall, subject to Section 10.5(b) hereof, transfer to the Participant one unrestricted, fully transferable Share for each Restricted Share Unit scheduled to be paid out on such date and not previously forfeited.
8.6 Performance Bonus Awards. Any Participant selected by the Committee may be granted a cash bonus (a “Performance Bonus Award”) payable upon the attainment of Performance Goals that are established by the Committee and relate to one or more of the Performance Criteria or other specific performance criteria determined to be appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. Any such Performance Bonus Award paid to a Covered Employee may be a Performance-Based Award and be based upon objectively determinable bonus formulas established in accordance with Article 9 hereof.

8.7 Term. Except as otherwise provided herein, the term of any Award of Performance Shares, Performance Share Units, Share Payments, Deferred Shares or Restricted Share Units shall be set by the Committee in its discretion.
8.8 Exercise or Purchase Price. The Committee may establish the exercise or purchase price, if any, of any Award of Performance Shares, Performance Share Units, Deferred Shares, Share Payments or Restricted Share Units; provided, however, that such price shall not be less than the par value of a Share on the date of grant, unless otherwise permitted by applicable state law.
8.9 Exercise upon Termination of Employment or Service. An Award of Performance Shares, Performance Share Units, Deferred Shares, Share Payments and Restricted Share Units shall only vest or be exercisable or payable while the Participant is an Employee, Consultant or a member of the Board, as applicable; provided, however, that the Committee in its sole and absolute discretion may provide that an Award of Performance Shares, Performance Share Units, Share Payments, Deferred Shares or Restricted Share Units may vest or be exercised or paid subsequent to a termination of employment or service, as applicable, or following a Change in Control of the Company, or because of the Participant’s retirement, death or Disability, or otherwise; provided, however, that, to the extent required to preserve tax deductibility under Section 162(m) of the Code, any such provision with respect to Performance Shares or Performance Share Units that are intended to constitute Qualified Performance-Based Compensation shall be subject to the requirements of Section 162(m) of the Code that apply to Qualified Performance-Based Compensation.
8.10 Form of Payment. Payments with respect to any Awards granted under this Article 8 shall be made in cash, in Shares or a combination of both, as determined by the Committee.
8.11 Award Agreement. All Awards under this Article 8 shall be subject to such additional terms and conditions as determined by the Committee and shall be evidenced by an Award Agreement.
ARTICLE 9.
PERFORMANCE-BASED AWARDS
9.1 Purpose. The purpose of this Article 9 is to provide the Committee the ability to qualify Awards other than Options and SARs and that are granted pursuant to Articles 6 and 8 hereof as Qualified Performance-Based Compensation. If the Committee, in its discretion, decides to grant a Performance-Based Award to a Covered Employee, the provisions of this Article 9 shall control over any contrary provision contained in Articles 6 or 8 hereof; provided, however, that the Committee may in its discretion grant Awards to Covered Employees that are based on Performance Criteria or Performance Goals but that do not satisfy the requirements of this Article 9.
9.2 Applicability. This Article 9 shall apply only to those Covered Employees selected by the Committee to receive Performance-Based Awards. The designation of a Covered Employee as a Participant for a Performance Period shall not in any manner entitle the Participant to receive an Award for the period. Moreover, designation of a Covered Employee as a Participant for a particular Performance Period shall not require designation of such Covered Employee as a Participant in any subsequent Performance Period and designation of one Covered Employee as a Participant shall not require designation of any other Covered Employees as a Participant in such period or in any other period.

9.3 Procedures with Respect to Performance-Based Awards. To the extent necessary to comply with the Qualified Performance-Based Compensation requirements of Section 162(m)(4)(C) of the Code, with respect to any Award granted under Articles 6 or 8 hereof which may be granted to one or more Covered Employees, no later than ninety (90) days following the commencement of any fiscal year in question or any other designated fiscal period or period of service (or such other time as may be required or permitted by Section 162(m) of the Code), the Committee shall, in writing, (a) designate one or more Covered Employees, (b) select the Performance Criteria applicable to the Performance Period, (c) establish the Performance Goals, and amounts of such Awards, as applicable, which may be earned for such Performance Period, and (d) specify the relationship between Performance Criteria and the Performance Goals and the amounts of such Awards, as applicable, to be earned by each Covered Employee for such Performance Period. Following the completion of each Performance Period, the Committee shall certify in writing whether the applicable Performance Goals have been achieved for such Performance Period. In determining the amount earned by a Covered Employee, the Committee shall have the right to reduce or eliminate (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant to the assessment of individual or corporate performance for the Performance Period.
9.4 Payment of Performance-Based Awards. Unless otherwise provided in the applicable Award Agreement, a Participant must be employed by the Company or a Subsidiary on the day a Performance-Based Award for such Performance Period is paid to the Participant. Furthermore, a Participant shall be eligible to receive payment pursuant to a Performance-Based Award for a Performance Period only if the Performance Goals for such period are achieved. In determining the amount earned under a Performance-Based Award, the Committee may reduce or eliminate the amount of the Performance-Based Award earned for the Performance Period, if in its sole and absolute discretion, such reduction or elimination is appropriate.
9.5 Additional Limitations. Notwithstanding any other provision of the Plan, any Award which is granted to a Covered Employee and is intended to constitute Qualified Performance-Based Compensation shall be subject to any additional limitations set forth in Section 162(m) of the Code (including any amendment to Section 162(m) of the Code) or any regulations or rulings issued thereunder that are requirements for qualification as qualified performance-based compensation as described in Section 162(m)(4)(C) of the Code, and the Plan shall be deemed amended to the extent necessary to conform to such requirements.
ARTICLE 10.
PROVISIONS APPLICABLE TO AWARDS
10.1 Stand-Alone and Tandem Awards. Awards granted pursuant to the Plan may, in the discretion of the Committee, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.
10.2 Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event the Participant’s employment or service terminates, and the Company’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

10.3 Limits on Transfer. No right or interest of a Participant in any Award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or a Subsidiary, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Company or a Subsidiary. Except as otherwise provided by the Committee, no Award shall be assigned, transferred, or otherwise disposed of by a Participant other than by will or the laws of descent and distribution. The Committee by express provision in the Award or an amendment thereto may permit an Award to be transferred to, exercised by and paid to certain persons or entities related to the Participant, including but not limited to members of the Participant’s family, charitable institutions, or trusts or other entities whose beneficiaries or beneficial owners are members of the Participant’s family and/or charitable institutions, or to such other persons or entities as may be expressly approved by the Committee, pursuant to such conditions and procedures as the Committee may establish; provided, however, that no such transfer of an Incentive Stock Option shall be permitted to the extent that such transfer would cause the Incentive Stock Option to fail to qualify as an “incentive stock option” under Section 422 of the Code. Any permitted transfer shall be subject to the condition that the Committee receive evidence satisfactory to it that the transfer is being made for estate and/or tax planning purposes (or to a “blind trust” in connection with the Participant’s termination of employment or service with the Company or a Subsidiary to assume a position with a governmental, charitable, educational or similar non-profit institution) and on a basis consistent with the Company’s lawful issue of securities. Notwithstanding the foregoing, in no event shall any Award be transferable by a Participant to a third party (other than the Company or any successor or acquiring entity) for consideration.
10.4 Beneficiaries. Notwithstanding Section 10.3 hereof, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant’s death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If the Participant is married and resides in a community property state, a designation of a person other than the Participant’s spouse as his or her beneficiary with respect to more than 50% of the Participant’s interest in the Award shall not be effective without the prior written consent of the Participant’s spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant’s will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.
10.5 Share Certificates; Book Entry Procedures.
(a) Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing Shares or ADSs pursuant to the exercise of any Award, unless and until the Board has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the Shares are listed or traded. All Share and ADS certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal, state, or foreign jurisdiction, securities or other laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Shares are listed, quoted, or traded. The Committee may place legends on any Share or ADS certificate to reference restrictions applicable to the Shares. In addition to the terms and conditions provided herein, the Board may require that a Participant make such reasonable covenants, agreements, and representations as the Board, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee.
(b) Notwithstanding any other provision of the Plan, unless otherwise determined by the Committee or required by any applicable law, rule or regulation, the Company shall not deliver to any Participant certificates evidencing Shares or ADSs issued in connection with any Award and instead such Shares or ADSs shall be recorded in the books of the Company (or, as applicable, its transfer agent or share plan administrator).

10.6 Full Value Award Vesting Limitations. Notwithstanding any other provision of this Plan to the contrary, Full Value Awards made to Employees or Consultants shall become vested over a period of not less than three years (or, in the case of vesting based upon the attainment of Performance Goals or other performance-based objectives, over a period of not less than one year) following the date the Award is made; provided, however, that, notwithstanding the foregoing, Full Value Awards that result in the issuance of an aggregate of up to 5% of the Shares and ADSs available pursuant to Section 3.1(a) may be granted to any one or more Participants without respect to such minimum vesting provisions. The foregoing notwithstanding, such Awards may vest on an accelerated basis in the event of a Participant’s death, disability, or retirement, or in the event of a Change in Control or other special circumstances. For purposes of this Section 10.6, (i) vesting over a specified period will include periodic vesting over such period, and (ii) a pre-announced period in which service is required as a condition to the grant of any Award may count toward the minimum vesting period required under this Section 10.6, if so determined by the Committee.
10.7 Paperless Exercise. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless exercise of Awards by a Participant may be permitted through the use of such an automated system.
10.8 Exercise for ADSs. With the consent of the Committee and subject to such terms and conditions as the Committee, in its sole discretion, deems necessary or advisable, an Award may be exercised for ADSs rather than Shares.
ARTICLE 11.
CHANGES IN CAPITAL STRUCTURE
11.1 Adjustments.
(a) Subject to Section 11.1(d) below, in the event of any share dividend, share split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends) of Company assets to shareholders, or any other change affecting the Shares or ADSs or the share price of the Shares or ADSs, the Committee shall make such proportionate adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change with respect to (a) the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1 and 3.3 hereof); (b) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (c) the grant or exercise price per share for any outstanding Awards under the Plan. Any adjustment affecting an Award intended as Qualified Performance-Based Compensation shall be made consistent with the requirements of Section 162(m) of the Code.
(b) Subject to Section 11.1(d) below, in the event of any transaction or event described in Section 11.1(a) hereof or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate, or of changes in applicable laws, regulations or accounting principles, the Committee, in its sole and absolute discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Participant’s request, is hereby authorized to take any one or more of the following actions whenever the Committee determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:
(i) To provide for either (A) termination of any such Award in exchange for an amount of cash, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant’s rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 11.1 the Committee determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant’s rights, then such Award may be terminated by the Company without payment) or (B) the replacement of such Award with other rights or property selected by the Committee in its sole discretion;

(ii) To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the shares of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;
(iii) To make adjustments in the number and type of Shares (or other securities or property) subject to outstanding Awards, and in the number and kind of outstanding Restricted Shares or Deferred Shares and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding options, rights and awards and options, rights and awards which may be granted in the future;
(iv) To provide that such Award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Award Agreement; and
(v) To provide that the Award cannot vest, be exercised or become payable after such event.
(c) Certain ADS Adjustments. Without limiting the generality of Section 11.1 hereof, in the event that the conversion ratio of ADSs to Shares (currently 1:1) shall be modified by the Company at any time, the Committee shall make such adjustments to the Plan and any Awards outstanding thereunder as it deems appropriate and equitable to reflect such modification of the conversion ratio and preserve the existing economic value of any outstanding Awards.
.1 (d) In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Sections 11.1(a) and 11.1(b) above:
.A (i) The number and type of securities subject to each outstanding Award and the exercise price or grant price thereof, if applicable, shall be equitably adjusted. The adjustments provided under this Section 11.1(d) shall be nondiscretionary and shall be final and binding on the affected Holder and the Company.
(ii) The Committee shall make such equitable adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such Equity Restructuring with respect to the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1 and 3.3 above on the maximum number and kind of shares which may be issued under the Plan and adjustments of the manner in which shares subject to Full Value Awards will be counted).
11.2 Acceleration Upon a Change in Control. Notwithstanding Section 11.1 hereof, and except as may otherwise be provided in any applicable Award Agreement or other written agreement entered into between the Company and a Participant, if a Change in Control occurs and a Participant’s Awards are not converted, assumed, or replaced by a successor entity, then immediately prior to the Change in Control such Awards shall become fully exercisable and all forfeiture restrictions on such Awards shall lapse. Upon, or in anticipation of, a Change in Control, the Committee may cause any and all Awards outstanding hereunder to terminate at a specific time in the future, including but not limited to the date of such Change in Control, and shall give each Participant the right to exercise such Awards during a period of time as the Committee, in its sole and absolute discretion, shall determine. In the event that the terms of any agreement between the Company or any Company subsidiary or affiliate and a Participant contains provisions that conflict with and are more restrictive than the provisions of this Section 11.2, this Section 11.2 shall prevail and control and the more restrictive terms of such agreement (and only such terms) shall be of no force or effect.

11.3 No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of any class, the payment of any dividend, any increase or decrease in the number of shares of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Committee under the Plan, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares or ADSs subject to an Award or the grant or exercise price of any Award.
ARTICLE 12.
ADMINISTRATION
12.1 Committee. Unless and until the Board delegates administration of the Plan to a Committee as set forth below, the Plan shall be administered by the full Board, and for such purposes the term “Committee” as used in this Plan shall be deemed to refer to the Board. The Board, at its discretion or as otherwise necessary to comply with the requirements of Section 162(m) of the Code, Rule 16b-3 promulgated under the Exchange Act or to the extent required by any other applicable rule or regulation, shall delegate administration of the Plan to a Committee. The Committee shall consist solely of two or more members of the Board each of whom is an “outside director,” within the meaning of Section 162(m) of the Code, a Non-Employee Director and an “independent director” under the rules of the New York Stock Exchange (or other principal securities market on which Shares or ADSs are traded). The governance of such Committee shall be subject to the charter of the Committee as approved by the Board, or the Company’s memorandum and articles of association, as applicable. Any action taken by the Committee shall be valid and effective, regardless of whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 12.1 or otherwise. Notwithstanding the foregoing: (a) the full Board shall conduct the general administration of the Plan with respect to all Awards granted to Independent Directors and for purposes of such Awards the term “Committee” as used in this Plan shall be deemed to refer to the Board and (b) the Committee may delegate its authority hereunder to the extent permitted by Section 12.5 hereof. In its sole discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee under the Plan except with respect to matters which under Rule 16b-3 under the Exchange Act or Section 162(m) of the Code, or any regulations or rules issued thereunder, are required to be determined in the sole discretion of the Committee.
12.2 Support for the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.
12.3 Authority of Committee. Subject to any specific designation in the Plan, the Committee has the exclusive power, authority and discretion to:
(a) Designate Participants to receive Awards;
(b) Determine the type or types of Awards to be granted to each Participant;

(c) Determine the number of Awards to be granted and the number of Shares or ADSs to which an Award will relate;
(d) Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any reload provision, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines; provided, however, that the Committee shall not have the authority to accelerate the vesting or waive the forfeiture of any Performance-Based Awards;
(e) Determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Shares, ADSs, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;
(f) Prescribe the form of each Award Agreement, which need not be identical for each Participant;
(g) Decide all other matters that must be determined in connection with an Award;
(h) Establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;
(i) Interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement; and
(j) Make all other decisions and determinations that may be required pursuant to the Plan or as the Committee deems necessary or advisable to administer the Plan.
12.4 Decisions Binding. The Committee’s interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties.
12.5 Delegation of Authority. To the extent permitted by applicable law, the Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards to Participants other than (a) senior executives of the Company who are subject to Section 16 of the Exchange Act, (b) Covered Employees, or (c) officers of the Company (or members of the Board) to whom authority to grant or amend Awards has been delegated hereunder. Any delegation hereunder shall be subject to the restrictions and limits that the Committee specifies at the time of such delegation, and the Committee may at any time rescind the authority so delegated or appoint a new delegate. At all times, the delegate appointed under this Section 12.5 shall serve in such capacity at the pleasure of the Committee.

ARTICLE 13.
EFFECTIVE AND EXPIRATION DATE
13.1 Effective Date. The Plan became effective as of the date the Plan was originally approved by the Company’s shareholders i.e. 1st June, 2006 following its adoption by the Board (the “Effective Date”). The Plan was deemed to be approved by the shareholders upon the affirmative vote of the holders of a majority of the shares of the Company present or represented and entitled to vote at a meeting duly held in accordance with the applicable provisions of the Company’s memorandum and articles of association.
13.2 Expiration Date. The Plan will expire on, and no Award may be granted pursuant to the Plan after the tenth anniversary of the Effective Date. Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.
ARTICLE 14.
AMENDMENT, MODIFICATION, AND TERMINATION
14.1 Amendment, Modification, and Termination. Subject to Section 15.14 hereof, with the approval of the Board, at any time and from time to time, the Committee may terminate, amend or modify the Plan; provided, however, that (a) to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required, and (b) shareholder approval shall be required for any amendment to the Plan that (i) increases the number of shares or ADSs available under the Plan (other than any adjustment as provided by Article 11 hereof), (ii) permits the Committee to grant Options or SARs with an exercise price that is below Fair Market Value on the date of grant, (iii) permits the Committee to extend the exercise period for an Option or SAR beyond ten years from the date of grant or (iv) results in a material increase in benefits or a change in eligibility requirements. Notwithstanding any provision in this Plan to the contrary, absent approval of the shareholders of the Company, (I) no Option or SAR may be amended to reduce the per share exercise price of the shares subject to such Option or SAR below the per share exercise price as of the date the Award is granted, (II) except as permitted by Article 11 hereof, no Option or SAR may be granted in exchange for, or in connection with, the cancellation or surrender of an Option or SAR having a higher per share exercise price, and (III) except as permitted by Article 11 hereof, no Award may be granted in exchange for the cancellation or surrender of an Option or SAR with a per share exercise price that is greater than the Fair Market Value on the date of such grant or cancellation.
14.2 Awards Previously Granted. Except with respect to amendments made pursuant to Section 15.14 hereof, no termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant.
ARTICLE 15.
GENERAL PROVISIONS
15.1 No Rights to Awards. No Eligible Individual or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Committee is obligated to treat Eligible Individuals, Participants or any other persons uniformly.
15.2 No Shareholders Rights. Except as otherwise provided herein, a Participant shall have none of the rights of a shareholder with respect to Shares covered by any Award until the Participant becomes the record owner of such Shares.

15.3 Withholding. The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Participant’s employment tax obligations) required by law to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan. The Committee may in its discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company withhold Shares or ADSs otherwise issuable under an Award (or allow the return of Shares or ADSs) having a fair market value on the date of withholding equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of Shares or ADSs which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award within six months (or such other period as may be determined by the Committee) after such Shares or ADSs were acquired by the Participant from the Company) in order to satisfy the Participant’s federal, state, local and foreign income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall be limited to the number of shares which have a fair market value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income.
15.4 No Right to Employment or Services. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant’s employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of the Company or any Subsidiary.
15.5 Unfunded Status of Awards. The Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.
15.6 Indemnification. To the extent allowable pursuant to applicable law, each member of the Committee or of the Board shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided, he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company’s articles of association, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.
15.7 Relationship to Other Benefits. No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.
15.8 Expenses. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.
15.9 Titles and Headings. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.
15.10 Fractional Shares. No fractional Shares or ADSs shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up or down as appropriate.

15.11 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 under the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.
15.12 Government and Other Regulations. The obligation of the Company to make payment of awards in Shares or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by government agencies as may be required. The Company shall be under no obligation to register pursuant to the Securities Act, as amended, any of the Shares paid pursuant to the Plan. If the shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act, as amended, the Company may restrict the transfer of such shares in such manner as it deems advisable to ensure the availability of any such exemption.
15.13 Governing Law. The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of Delaware.
15.14 Section 409A. To the extent that the Committee determines that any Award granted under the Plan is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Committee determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Effective Date), the Committee may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance.